Table of Contents

Filed Pursuant to Rule 253(g)(2)

File No. 024-10888

Offering Circular dated December 7, 2018

B2Digital, Incorporated

$5,166,533

645,816,667 SHARES OF COMMON STOCK

600,000,000 SHARES OF COMMON STOCK OFFERED BY THE COMPANY

45,816,667 SHARES OF COMMON STOCK OFFERED BY SELLING SHAREHOLDERS

$0.008 PER SHARE

This is the public offering of securities of B2Digital, Incorporated, a Delaware corporation. We are offering 6,000,000,000 shares of our common stock, par value $0.00001 (“Common Stock”), at an offering price of $0.008 per share (the “Offered Shares”) by the Company. Another 45,816,667 shares of Common Stock are being offered by selling shareholders. This Offering will terminate on twelve months from the day the Offering is qualified or the date on which the maximum offering amount is sold (such earlier date, the “Termination Date”). The minimum purchase requirement per investor is 100,000 Offered Shares ($800); however, we can waive the minimum purchase requirement on a case-by-case basis in our sole discretion.

These securities are speculative securities. Investment in the Company’s stock involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the “Risk Factors” section on page 4 of this Offering Circular.

Under Rule 251 of Regulation A, non-accredited investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser's revenue or net assets (as of the purchaser's most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser's annual income or net worth.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions for the Securities by the Company.

Sale of these shares will commence within two calendar days of the qualification date and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).

This Offering will be conducted on a “best-efforts” basis, which means our Officers will use their commercially reasonable best efforts in an attempt to offer and sell the Shares. Our Officers will not receive any commission or any other remuneration for these sales. In offering the securities on our behalf, the Officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state.

Our Common Stock is traded in the OTC Market Pink Open Market under the stock symbol “BTDG.”

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 5 for a discussion of certain risks that you should consider in connection with an investment in our Common Stock.

	Number of Shares	Price to Public	Underwriting Discounts and Commissions (3)	Proceeds Before Expenses to Company and Selling Shareholders (4)
Per Share (1)(2)		$0.008	0	$0.008
Total Maximum	600,000,000	$0.008	0	$4,800,000
Selling Shareholders (5)	45,816,667	$0.008	0	$366,513

(1)	We are offering shares on a continuous basis. See “Distribution – Continuous Offering.
(2)	This is a “best efforts” offering. The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis primarily through an online platform. Upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. See “How to Subscribe.”
(3)	We are offering these securities without an underwriter.
(4)	Excludes estimated total offering expenses, will be approximately $750,000 assuming the maximum offering amount is sold.
(5)	Includes stock of selling shareholders.

Our Board of Directors used its business judgment in setting a value of $0.008 per share to the Company as consideration for the stock to be issued under the Offering. The sales price per share bears no relationship to our book value or any other measure of our current value or worth.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Offering Circular is December 7, 2018.

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

In this Offering Circular, unless the context indicates otherwise, references to “B2Digital”, “we”, the “Company”, “our” and “us” refer to the activities of and the assets and liabilities of the business and operations of B2Digital, Incorporated

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary”, “Risk Factors”, “Management's Discussion and Analysis of Financial Condition and Results of Operations”, “Our Business” and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “should”, “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors, which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	The speculative nature of the business we intend to develop;

•	Our reliance on suppliers and customers;

•	Our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a “going concern;”

•	Our ability to effectively execute our business plan;

•	Our ability to manage our expansion, growth and operating expenses;

•	Our ability to finance our businesses;

•	Our ability to promote our businesses;

•	Our ability to compete and succeed in highly competitive and evolving businesses;

•	Our ability to respond and adapt to changes in technology and customer behavior; and

•	Our ability to protect our intellectual property and to develop, maintain and enhance strong brands.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

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SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Common Stock. You should carefully read the entire Offering Circular, including the risks associated with an investment in the company discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Company Information

The Company, sometimes referred to herein as “we,” “us,” “our,” and the “Company” and/or “B2Digital” was incorporated on October 22, 1991 under the laws of the State of Delaware, to engage in any lawful corporate undertaking. Our fiscal year-end date is March 31.

B2Digital, Incorporated offices are located at 4522 West Village Drive Suite 215. Tampa, Florida 33624, Telephone: (813) 961-3051 and our Email address is gbell@b3enterprises.net.

In February 2017, the Board of Directors approved a complete restructuring, new management team and strategic direction for the company. Capitalizing on its history in television, video and technology, the company is now forging ahead and becoming a full service Live Event Sports Company.

The Chairman and CEO of the company is now Greg P. Bell. Mr. Bell has over 30 years of global experience developing more than 20 companies in the sports, television, and entertainment, digital distribution and banking transaction industries.

Capitalizing on the combination of his expertise, relationships and experience as well as his involvement with more than 40,000 LIVE events over his career for major sports leagues and entertainment venues, B2 Digital is in the process of developing and acquiring companies to become a Premier Vertically Integrated LIVE Event Sports Company. B2's first strategy is to build an integrated LIVE Event Minor League for the MMA Mixed Martial Arts industry. B2 Digital will be creating and developing Minor League champions that will move on to the MMA Major Leagues from the B2 Fighting Series. This will be accomplished by sponsoring operating LIVE Events, acquiring existing MMA Promotions and then inviting those champions to the B2 Fighting Series Regional and National Championship Series, B2 will own all media and merchandising rights and digital distribution networks for the B2 Fighting Series.

This concept was developed and test marketed for two years by Mr. Bell's B2 Management Group. 2017 was the kickoff of the B2FS B2 Fighting Series by sponsoring and holding B2FS LIVE Events.

The second strategy is for B2Digital to build a digital distribution platform to distribute its Sporting events and content directly to consumers globally via Social Media. The network is operational and is called the B2 Social Media Network, “B2SN”. Launched in Q3 of 2017-2018 fiscal year the B2SN promotes and delivers Social Interaction between consumers about all B2 Digital Properties and current relevant topics to the LIVE Events audience, “FTV” Free To View LIVE and OnDemand TV Style Broadcasts Globally of B2 Digital LIVE Events, Promotes Upcoming LIVE Events, Sells tickets to B2 LIVE Events electronically, Promotes the Fighters, Athletes and participants in the B2 LIVE Events.

In Q4 of the 2017-2018 fiscal year the B2SN had 3,848,015 Social media connections by consumers to the B2SN.

Click here to download our 3rd party B2SN report. https://www.b2ops.com/B2SN/Q2B2SNReport.pdf .

The third strategy is that the company plans to add additional Sports, Leagues, Tournaments, Special Events and sports related businesses to its LIVE Event Business Model. This will enable B2 Digital to capitalize on their core technologies and business models that will be key to broadening the revenue base of the company’s Live Events core business.

Voting Control

The officers and directors currently have voting control of the Company, including ownership of 2,000,000 shares of Series A Preferred Stock are currently issued and outstanding which votes with the Common Stock on all matters to be voted on by the common stock on an as-converted basis. On such matters, each holder of Series A Preferred Stock is entitled to 240 votes for each share of Series A Preferred Stock held by such shareholder. If all of the shares offered in this Offering are sold the officers and directors will control 68.73% of all votes.

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B2 Digital will also be developing and expanding the B2 LIVE Event Systems and Technologies. These include Systems for Event Management, Digital Ticketing Sales, Digital Video Distribution, Digital Marketing, PPV (Pay per View), Fighter Management, Merchandise Sales, Brand Management and Financial Control Systems.

Section 15(g) of the Securities Exchange Act of 1934

Our shares are covered by section 15(g) of the Securities Exchange Act of 1934, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell our securities and also may affect your ability to sell your shares in the secondary market.

Section 15(g) also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one-page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as bid and offer quotes, a dealers spread and broker/dealer compensation; the broker/dealer compensation, the broker/dealers’ duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers’ rights and remedies in cases of fraud in penny stock transactions; and, the FINRA’s toll free telephone number and the central number of the North American Securities Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

Dividends

The Company has not declared or paid a cash dividend to stockholders since it was organized and does not intend to pay dividends in the foreseeable future. The board of directors presently intends to retain any earnings to finance our operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

Trading Market

Our Common Stock trades in the OTC Market Pink Open Market Sheets under the symbol BTDG.

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THE OFFERING

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Issuer:	B2Digital, Incorporated

Securities offered:	A maximum of 600,000,000 shares of our common stock, par value $0.00001 (“Common Stock”) at an offering price of $0.008 per share (the “Offered Shares”). (See “Distribution.”) Another 45,816,667 shares are being offered by selling shareholders (see Distribution – Selling Shareholders).

Number of shares of Common Stock outstanding before the offering	353,350,111 Common shares Issued and Outstanding as October 22, 2018

Number of shares of Common Stock to be outstanding after the offering	953,350,111 Common shares, if the maximum amount of Offered Shares are sold

Price per share:	$0.008

Maximum offering amount for the Company:	600,000,000 shares at $0.008 per share, or $4,800,000 (See “Distribution.”)

Trading Market:	Our Common Stock is trading on the OTC Markets Pink Open Market Sheets division under the symbol “BTDG.”

Use of proceeds:	If we sell all of the shares being offered, our net proceeds (after our estimated offering expenses) will be $4,050,000. We will use these net proceeds for working capital and other general corporate purposes.

Risk factors:	Investing in our Common Stock involves a high degree of risk, including: Immediate and substantial dilution. Limited market for our stock. See “Risk Factors.”

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RISK FACTORS

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The following is only a brief summary of the risks involved in investing in our Company. Investment in our Securities involves risks. You should carefully consider the following risk factors in addition to other information contained in this Disclosure Document. The occurrence of any of the following risks might cause you to lose all or part of your investment. Some statements in this Document, including statements in the following risk factors, constitute “Forward-Looking Statements.”

The price of our common stock may continue to be volatile.

The trading price of our common stock has been and is likely to remain highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control or unrelated to our operating performance. In addition to the factors discussed in this “Risk Factors” section and elsewhere, these factors include: the operating performance of similar companies; the overall performance of the equity markets; the announcements by us or our competitors of acquisitions, business plans, or commercial relationships; threatened or actual litigation; changes in laws or regulations relating to the our business; any major change in our board of directors or management; publication of research reports or news stories about us, our competitors, or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts; large volumes of sales of our shares of common stock by existing stockholders; and general political and economic conditions.

In addition, the stock market in general, and the market for developmental related companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies securities. This litigation, if instituted against us, could result in very substantial costs; divert our management’s attention and resources; and harm our business, operating results, and financial condition.

There are doubts about our ability to continue as a going concern.

The Company is a development stage enterprise and has commenced planned principal operations. The Company had minimal revenues and has incurred losses of $159,482 for the Fiscal Year ended March 31, 2018. In addition, the Company incurred losses of $2,328,557 for the period since inception through March 31, 2018. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources, such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations, or to raise capital from external sources would force the Company to substantially curtail or cease operations and would, therefore, have a material adverse effect on its business. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on the Company’s existing stockholders.

The Company intends to overcome the circumstances that impact its ability to remain a going concern through a combination of the commencement of revenues, with interim cash flow deficiencies being addressed through additional equity and debt financing. The Company anticipates raising additional funds through public or private financing, strategic relationships or other arrangements in the near future to support its business operations; however, the Company may not have commitments from third parties for a sufficient amount of additional capital. The Company cannot be certain that any such financing will be available on acceptable terms, or at all, and its failure to raise capital when needed could limit its ability to continue its operations. The Company’s ability to obtain additional funding will determine its ability to continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on the Company’s financial performance, results of operations and stock price and require it to curtail or cease operations, sell off its assets, seek protection from its creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of the Company’s common stock, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary to raise additional funds, and may require that the Company relinquish valuable rights. Please see Financial Statements – Note 1. Operations and Basis of Presentation – Going Concern for further information.

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Risks Related to Our Business

The Company may fail to consummate its planned acquisitions, which could have a material adverse impact on its earnings and results of operations.

The Company may fail to consummate acquisitions as planned. Because acquisitions are subject to a variety of factors, including the Company's ongoing due diligence and the satisfaction of customary closing conditions, many of which are outside of the Company's control.

If the Company is unable to complete the planned acquisitions, it may experience delays in locating and securing attractive alternative investments in which to invest the net proceeds of this Offering. The Company's failure to apply a substantial portion of the net proceeds of this Offering effectively or to find suitable uses for the net proceeds in a timely manner or on acceptable terms could result in returns that are substantially below expectations, or result in losses.

Furthermore, acquisitions, whether or not they are successful, require substantial time and attention from management of the Company. The Company may have incurred significant legal, accounting and other transaction costs in connection with a transaction without realizing a corresponding increase in its earnings and cash flow from the acquisition. As a result, the Company's failure to consummate an acquisition could have a material adverse impact on the Company's results of operations and earnings.

The success of our business is subject to the continued success and popularity of Mixed Martial Arts ("MMA").

MMA is currently a popular sport in the United States, but our business is affected by consumer tastes and sports and entertainment trends, which are unpredictable and subject to change. Any decline in the popularity of MMA, changes in our fans' and customers' tastes or a material change in the perceptions of the MMA industry, whether due to internal or external factors, could adversely affect our operating results and have a material adverse effect on our business.

We may not be able to attract and retain key professional MMA fighters.

Our business is dependent upon identifying; recruiting and retaining highly regarded professional MMA fighters for our promotions. Fans and sponsors are attracted to events featuring top fighters, and the value placed on a promotion's television and other media rights is dependent to a great extent on the quality of the promotion's fighter roster. We may not be able to attract and retain key professional MMA fighters due to competition with other regional promoters for the same fighters. Failing to put on events featuring top professional fighters could adversely affect our operating results and have a material adverse effect on our business.

We may not be able to attract sufficient promotional and advertising sponsorships or maintain such arrangements.

Our business strategy involves developing sponsorship arrangements, or expanding existing sponsorship arrangements, in support of our network of live MMA events. We will compete with larger, more established sports and entertainment organizations and media outlets for sponsorship and advertising revenue. Many factors, including the popularity and perception of MMA and the perceived quality of our promotions, will significantly affect our ability to secure and maintain important advertising and promotional arrangements. If we are unable to generate sponsorship and promotional revenue and increase that revenue over time, our operating results and business will be adversely affected.

Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of indebtedness and increased amortization expense.

Future acquisitions will likely result in issuances of equity securities, which may be dilutive to the equity interests of existing stockholders; the incurrence of debt, which will require us to maintain cash flows sufficient to make payments of principal and interest; the assumption of known and unknown liabilities; and the amortization of expenses related to intangible assets, all of which could have an adverse effect on our business, financial condition and results of operations.

We may need additional capital to support our operations or the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.

In order for us to grow and successfully execute our business plan, we may require additional financing which may not be available or may not be available on acceptable terms. If such financing is available, it may be dilutive to the equity interests of existing stockholders. Failure to obtain financing may have a material adverse effect on our financial position. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the operation or growth of our business could be significantly impaired and our operating results may be harmed.

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We may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations.

In various states in the United States and in some foreign jurisdictions, athletic commissions and other applicable regulatory agencies will require us to obtain licenses for promoters, medical clearances and/or other permits or licenses for athletes and/or permits for events in order for us to promote and conduct our live events. If we fail to comply with the regulations of a particular jurisdiction, we may be prohibited from promoting and conducting live events in that jurisdiction. The inability to present live events over an extended period of time or in a number of jurisdictions could lead to a decline in the revenue streams generated from our live events, in which case our operating results would be adversely affected.

We could incur substantial liability in the event of accidents or injuries occurring during our events.

We intend to hold numerous live MMA events each year. Each live event will expose our employees who are involved in the production of those events to the risk of travel and match-related accidents, the costs of which may not be fully covered by insurance. The physical nature of our events will expose our professional MMA fighters to the risk of serious injury or death. Although our fighters, as independent contractors, are responsible for maintaining their own health, disability and life insurance, we insure medical costs for injuries that a fighter may suffer at our events. Any liability we incur as a result of the death of or a serious injury sustained by one of our fighters while fighting in a match at our events, to the extent not covered by our insurance, could adversely affect our business, financial condition and operating results.

Our live events will entail other risks inherent in public live events, including air and land travel interruption or accidents, the spread of illness, injuries resulting from building problems, equipment malfunction, terrorism or other violence, local labor strikes and other "force majeure" type events. These circumstances could result in personal injuries or deaths, canceled events and other disruptions to our business for which we do not carry business interruption insurance, or result in liability to third parties for which we may not have insurance. The occurrence of any of these circumstances could adversely affect our business, financial condition and results of operations.

We may be unable to establish, protect or enforce our intellectual property rights adequately.

Our success will depend in part on our ability to establish, protect and enforce our intellectual property and other proprietary rights. Our inability to protect our portfolio of copyrighted material, trade names and other intellectual property rights from infringement, piracy, counterfeiting or other unauthorized use could negatively affect our business. If we fail to establish, protect or enforce our intellectual property rights, we may lose an important advantage in the market in which we compete. Our intellectual property rights may not be sufficient to help us maintain our position in the market and our competitive advantages. Monitoring unauthorized uses of and enforcing our intellectual property rights can be difficult and costly. Legal intellectual property actions are inherently uncertain and may not be successful, and may require a substantial amount of resources and divert our management's attention.

We rely on our marketing efforts and channels to promote our brand and events. These efforts may require significant expense and may not be successful.

We will employ various marketing tactics and use a variety of marketing channels to promote our brand, including sponsorships, advertisement, email and social media marketing. If we lose access to one or more of these channels for any reason, we will not be able to promote our brand or events effectively, which could limit our ability to grow. Further, if the marketing activities fail to generate traffic to our events, attract new fans or lead to new and renewal sales for our events, our business and operating results could be affected. There is no assurance in the results of our continuing marketing efforts. If customer acquisition cost increases, the operating results could also be affected.

Risks Relating to Our Financial Condition

Our management has a limited experience operating a public company and are subject to the risks commonly encountered by early-stage companies.

Although management of B2Digital, Incorporated has experience in operating small companies, current management has not had to manage expansion while being a public company. Many investors may treat us as an early-stage company. In addition, management has not overseen a company with large growth. Because we have a limited operating history, our operating prospects should be considered in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. These risks include:

•	risks that we may not have sufficient capital to achieve our growth strategy;

•	risks that we may not develop our product and service offerings in a manner that enables us to be profitable and meet our customers’ requirements;

•	risks that our growth strategy may not be successful; and

•	risks that fluctuations in our operating results will be significant relative to our revenues.

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These risks are described in more detail below. Our future growth will depend substantially on our ability to address these and the other risks described in this section. If we do not successfully address these risks, our business could be significantly harmed.

We have limited operational history in an emerging industry, making it difficult to accurately predict and forecast business operations.

As we have limited operations in our business and have yet to generate revenue, it is extremely difficult to make accurate predictions and forecasts on our finances. This is compounded by the fact that we operate in a rapidly transforming industry. There is no guarantee that our products or services will remain attractive to potential and current users as these industries undergo rapid change, or that potential customers will utilize our services.

As a growing company, we have yet to achieve a profit and may not achieve a profit in the near future, if at all.

We have not yet produced a net profit and may not in the near future, if at all. While we expect our revenue to grow, we have not achieved profitability and cannot be certain that we will be able to sustain our current growth rate or realize sufficient revenue to achieve profitability. Our ability to continue as a going concern may be dependent upon raising capital from financing transactions, increasing revenue throughout the year and keeping operating expenses below our revenue levels in order to achieve positive cash flows, none of which can be assured.

We will require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to update hardware, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we will need to engage in continued equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business may be harmed.

We are highly dependent on the services of our key executive, the loss of whom could materially harm our business and our strategic direction. If we lose key management or significant personnel, cannot recruit qualified employees, directors, officers, or other personnel or experience increases in our compensation costs, our business may materially suffer.

We are highly dependent on our management, specifically Greg P. Bell. We have an Employment Agreement in place with Mr. Bell. If we lose key employees, our business may suffer. Furthermore, our future success will also depend in part on the continued service of our management personnel and our ability to identify, hire, and retain additional key personnel. We do not carry “key-man” life insurance on the lives of any of our executives, employees or advisors. We experience intense competition for qualified personnel and may be unable to attract and retain the personnel necessary for the development of our business. Because of this competition, our compensation costs may increase significantly.

We may be unable to manage growth, which may impact our potential profitability.

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we will need to:

•	Establish definitive business strategies, goals and objectives;

•	Maintain a system of management controls; and

•	Attract and retain qualified personnel, as well as develop, train, and manage management-level and other employees.

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If we fail to manage our growth effectively, our business, financial condition, or operating results could be materially harmed, and our stock price may decline.

We operate in a highly competitive environment, and if we are unable to compete with our competitors, our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected.

We operate in a highly competitive environment. Our competition includes all other companies that are in the business of entertainment events or other related companies. A highly competitive environment could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may not be able to compete successfully with other established companies offering the same or similar services and, as a result, we may not achieve our projected revenue and user targets.

If we are unable to compete successfully with other businesses in our existing market, we may not achieve our projected revenue and/or customer targets. We compete with both start-up and established companies. Compared to our business, some of our competitors may have greater financial and other resources, have been in business longer, have greater name recognition and be better established.

Our lack of adequate D&O insurance may also make it difficult for us to retain and attract talented and skilled directors and officers.

In the future we may be subject to additional litigation, including potential class action and stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date, we have not obtained directors and officers liability (“D&O”) insurance. Without adequate D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to the Company could have a material adverse effect on our financial condition, results of operations and liquidity. Furthermore, our lack of adequate D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business.

We expect to incur substantial expenses to meet our reporting obligations as a public company. In addition, failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting and could harm our ability to manage our expenses.

We estimate that it will cost approximately $50,000 annually to maintain the proper management and financial controls for our filings required as a public reporting company. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our stock price and adversely affect our ability to raise capital.

Risks Relating to our Common Stock and Offering

The Common Stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

The Common Stock has historically been sporadically traded on the OTC Pink Sheets, meaning that the number of persons interested in purchasing our shares at, or near ask prices at any given time, may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer, which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

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The market price for the common stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history, and lack of revenue, which could lead to wide fluctuations in our share price. The price at which you purchase our shares may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common shares at or above your purchase price, which may result in substantial losses to you.

The market for our shares of common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our shares are sporadically traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our shares is sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative investment due to, among other matters, our limited operating history and lack of revenue or profit to date, and the uncertainty of future market acceptance for our potential products. As a consequence of this enhanced risk, more risk-averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the securities of a seasoned issuer. The following factors may add to the volatility in the price of our shares: actual or anticipated variations in our quarterly or annual operating results; acceptance of our inventory of events, games; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our shares regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our shares will be at any time, including as to whether our shares will sustain their current market prices, or as to what effect the sale of shares or the availability of shares for sale at any time will have on the prevailing market price.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The possible occurrence of these patterns or practices could increase the volatility of our share price.

The market price of our common stock may be volatile and adversely affected by several factors.

The market price of our common stock could fluctuate significantly in response to various factors and events, including, but not limited to:

•	our ability to integrate operations, technology, products and services;

•	our ability to execute our business plan;

•	operating results below expectations;

•	our issuance of additional securities, including debt or equity or a combination thereof;

•	announcements of technological innovations or new products by us or our competitors;

•	loss of any strategic relationship;

•	industry developments, including, without limitation, changes in competition or practices;

•	economic and other external factors;

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•	period-to-period fluctuations in our financial results; and

•	whether an active trading market in our common stock develops and is maintained.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. Issuers using the Alternative Reporting standard for filing financial reports with OTC Markets are often subject to large volatility unrelated to the fundamentals of the company.

Natural disasters and geo-political events could adversely affect our business.

Natural disasters, including hurricanes, cyclones, typhoons, tropical storms, floods, earthquakes and tsunamis, weather conditions, including winter storms, droughts and tornadoes, whether as a result of climate change or otherwise, and geo-political events, including civil unrest or terrorist attacks, that affect us, or other service providers, could adversely affect our business.

We do not expect to pay dividends in the future; any return on investment may be limited to the value of our common stock.

We do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. Our current intention is to apply net earnings, if any, in the foreseeable future to increasing our capital base and development and marketing efforts. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

Our issuance of additional shares of Common Stock, or options or warrants to purchase those shares, would dilute your proportionate ownership and voting rights.

We are entitled under our articles of incorporation to issue up to 5,000,000,000 shares of common stock. We have issued and outstanding 353,350,111 Common Shares as of October 22, 2018. In addition, we are entitled under our Articles of Incorporation to issue “blank check” preferred stock. Our board may generally issue shares of common stock, preferred stock, options, or warrants to purchase those shares, without further approval by our shareholders based upon such factors as our board of directors may deem relevant at that time. It is likely that we will be required to issue a large amount of additional securities to raise capital to further our development. It is also likely that we will issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our stock plans. We cannot give you any assurance that we will not issue additional shares of common stock, or options or warrants to purchase those shares, under circumstances we may deem appropriate at the time.

The elimination of monetary liability against our directors, officers and employees under our Articles of Incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation contains provisions that eliminate the liability of our directors for monetary damages to our company and shareholders. Our bylaws also require us to indemnify our officers and directors. We may also have contractual indemnification obligations under our agreements with our directors, officers and employees. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees that we may be unable to recoup. These provisions and resulting costs may also discourage our company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit our company and shareholders.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock market in general, and the shares of early stage companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of the companies involved. If these fluctuations occur in the future, the market price of our shares could fall regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. If the market price or volume of our shares suffers extreme fluctuations, then we may become involved in this type of litigation, which would be expensive and divert management’s attention and resources from managing our business.

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As a public company, we may also from time to time make forward-looking statements about future operating results and provide some financial guidance to the public markets. Our management has limited experience as a management team in a public company and as a result, projections may not be made timely or set at expected performance levels and could materially affect the price of our shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the SEC.

Our common stock is currently deemed a “penny stock,” which makes it more difficult for our investors to sell their shares.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock if and when such shares are eligible for sale and may cause a decline in the market value of its stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

As an issuer of a “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

As an issuer not required to make reports to the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, holders of restricted shares may not be able to sell shares into the open market as Rule 144 exemptions may not apply.

Under Rule 144 of the Securities Act of 1933, holders of restricted shares may avail themselves of certain exemptions from registration if the holder and the issuer meet certain requirements. As a company that is not required to file reports under Section 13 or 15(d) of the Securities Exchange Act, referred to as a non-reporting company, we may not, in the future, meet the requirements for an issuer under 144 that would allow a holder to qualify for Rule 144 exemptions. In such an event, holders of restricted stock would have to utilize another exemption from registration or rely on a registration statement to be filed by the Company registering the restricted stock. Although the Company currently plans to file either a form 10 or S-1 with the Commission upon the conclusion of the Regulation A offering, there can be no guarantee that the Company will be able to fulfill one of these registration statements, which could have an adverse effect on our shareholders.

Securities analysts may elect not to report on our common stock or may issue negative reports that adversely affect the stock price.

At this time, no securities analysts provide research coverage of our common stock, and securities analysts may not elect to provide such coverage in the future. It may remain difficult for our company, with its small market capitalization, to attract independent financial analysts that will cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect the stock’s actual and potential market price. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more analysts elect to cover our company and then downgrade the stock, the stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which, in turn, could cause our stock price to decline. This could have a negative effect on the market price of our common stock.

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Because directors and officers currently and for the foreseeable future will continue to control B2Digital, Incorporated, it is not likely that you will be able to elect directors or have any say in the policies of B2Digital, Incorporated.

Even if all shares offered hereby are sold, the current officers and directors will control 68.73 percent of all shareholder votes, see “Principal Shareholders.”

Our shareholders are not entitled to cumulative voting rights. Consequently, the election of directors and all other matters requiring shareholder approval will be decided by majority vote. The directors, officers and affiliates of B2Digital, Incorporated beneficially own a majority of our outstanding common stock voting rights. Due to such significant ownership position held by our insiders, new investors may not be able to affect a change in our business or management, and therefore, shareholders would have no recourse as a result of decisions made by management.

In addition, sales of significant amounts of shares held by our directors, officers or affiliates, or the prospect of these sales, could adversely affect the market price of our common stock. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Risks Relating to Our Company and Industry

The following risks relate to our proposed business and the effects upon us assuming we obtain financing in a sufficient amount.

Intellectual property rights claims may adversely affect an investment in us.

We are not aware of any intellectual property claims that may prevent us from operating; however, third parties may assert intellectual property claims relating to our operation. Regardless of the merit of an intellectual property or other legal action, any legal expenses to defend or payments to settle such claims would be extremely expensive. Additionally, a meritorious intellectual property claim could prevent us from operating and force us to liquidate. As a result, an intellectual property claim against us could adversely affect an investment in us.

Statements Regarding Forward-looking Statements

______

This Disclosure Statement contains various “forward-looking statements.” You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “would,” “could,” “should,” “seeks,” “approximately,” “intends,” “plans,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements may be impacted by a number of risks and uncertainties.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our Securities. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section entitled “Risk Factors.”

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USE OF PROCEEDS

If we sell all of the shares being offered, our net proceeds (after our estimated offering expenses of $750,000) will be $4,050,000. We will use these net proceeds for the following.

If 25% of the Shares offered are sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
				Future acquisitions $0
				Acquisition of Fight Group $300,000
				Infrastructure/CAPEX $200,000
				Working capital $400,000
25.00%	$1,200,000.00	$300,000.00	$900,000.00	$900,000

If 50% of the Shares offered are sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
				Future acquisitions $300,000
				Acquisition of Fight Group $600,000
				Infrastructure/CAPEX $500,000
				Working capital $500,000
50.00%	$2,400,000.00	$500,000.00	$1,900,000.00	$1,900,000

If 75% of the Shared offered are sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
				Future acquisitions $800,000
				Acquisition of Fight Group $600,000
				Infrastructure/CAPEX $600,000
				Working capital $1,000,000
75.00%	$3,600,000.00	$600,000.00	$3,000,000.00	$3,000,000

If 100% of the Shares offered are sold

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
				Future acquisitions $1,600,000
				Acquisition of Fight Group $600,000
				Infrastructure/CAPEX $650,000
				Working capital $1,200,000
100.00%	$4,800,000.00	$750,000.00	$4,050,000.00	$4,050,000

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The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors.

As indicated in the table above, if we sell only 75%, or 50%, or 25% of the shares offered for sale in this offering, we would expect to use the resulting net proceeds for the same purposes as we would use the net proceeds from a sale of 100% of the shares, and in approximately the same proportions, until such time as such use of proceeds would leave us without working capital reserve. At that point we would expect to modify our use of proceeds by limiting our expansion, leaving us with the working capital reserve indicated.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

In the event we do not sell all of the shares being offered, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when wanted or needed and, if available, on terms acceptable to us. We do not expect to use material amounts of other funds in conjunction with the proceeds.

We intend to expand by acquiring local fight groups. Generally, we pay a portion of their purchase price in cash which represents an amount close to the value of their net assets plus a portion of the purchase price in stock which represents three to four times the value of their net assets.

We do not have a current agreement to acquire a Fight Group. The reference to an acquisition of a Fight Group in this Use of Proceeds discussion does not indicate a current plan to acquire a specific local fight group.

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DILUTION

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If you purchase shares in this offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this offering and the net tangible book value per share of our Common Stock after this offering.

Our historical net tangible book value as of June 30, 2018 was $42.056 or $0.0001 based on 353,350,111 outstanding shares of our Common Stock. Historical net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of our Common Stock outstanding, all as of the date specified.

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this offering (after deducting estimated offering expenses of $750,000):

Percentage of shares offered that are sold	100%	75%	50%	25%

Price to the public charged for each share in this offering	$0.008	$0.008	$0.008	$0.008

Historical net tangible book value per share as of June 30, 2018 (1)	0.0001	0.0001	0.0001	0.0001

Increase in net tangible book value per share attributable to new investors in this offering (2)	.0054	.0048	.0038	.0023

Net tangible book value per share, after this offering	.0056	.0049	.0039	.0025

Dilution per share to new investors	.0044	.0051	.0061	.0075

(1)	Based on net tangible shareholders equity book value as of June 30, 2018 of $42.056 or $0.0001 based on 353,350,111 outstanding shares of Common Stock.
(2)	After deducting estimated offering expenses of $750,000.

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DISTRIBUTION

This Offering Circular is part of an Offering Statement that we filed with the SEC, using a continuous offering process. Periodically, as we have material developments, we will provide an Offering Circular supplement that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

Pricing of the Offering

Prior to the Offering, there has been a limited public market for the Offered Shares. The initial public offering price was determined by negotiation between us and the Underwriter. The principal factors considered in determining the initial public offering price include:

•	the information set forth in this Offering Circular and otherwise available;

•	our history and prospects and the history of and prospects for the industry in which we compete;

•	our past and present financial performance;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this Offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by us.

Offering Period and Expiration Date

This Offering will start on or after the Qualification Date and will terminate when the maximum offering is reached or, if it is not reached, on the Termination Date.

Procedures for Subscribing

When you decide to subscribe for Offered Shares in this Offering, you should:

Go to www.b2digitalotc.com, click on the “Invest Now” button and follow the procedures as described.

1.	Electronically download and receive, review, execute and deliver to us a subscription agreement; and

2.	Deliver funds directly by wire or electronic funds transfer via ACH to the specified account maintained by us.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to the escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

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Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser's revenue or net assets (as of the purchaser's most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser's annual income or net worth.

NOTE: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Offered Shares.

 In order to purchase offered Shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company's satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this Offering.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis primarily through an online platform. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

The Offering

This Offering in being conducted on a "best-efforts" basis.

Our officers are relying upon SEC Rule 3a4-1 under the Securities Exchange Act of 1934. The officers of the Company will not be deemed to be brokers solely by reason of their participation in the sale of the securities. The officers are not subject to a statutory disqualification; and they will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and are not at the time of their participation an associated person of a broker or dealer. They will perform substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities. They were not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months. They will not participate in selling an offering of securities for any issuer more than once every 12 months. They will restrict their participation to any one or more of the following activities: (a) preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; (b) responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; Provided, however, that the content of such responses are limited to information contained in a Offering Statement filed  under the Securities Act of 1933 or other offering document; or (c) performing ministerial and clerical work involved in effecting any transaction.

The Company intends to sell all shares offered by the Company directly before selling shares offered by selling shareholders.

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SELLING SHAREHOLDERS

The shares being offered for resale by the selling stockholders consist of 53,000,000 shares of our common stock held by four shareholders.

The following table sets forth the name of the selling stockholders, the number of shares of common stock beneficially owned by each of the selling stockholders as of September 30, 2018 and the number of shares of common stock being offered by the selling stockholders. The shares being offered hereby are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of such shares nor are the selling stockholders obligated to sell any shares immediately upon effectiveness of this offering circular. All information with respect to share ownership has been furnished by the selling stockholders.

The column “Percent of common stock owned after offering (if all shares are sold)” includes the shares also registered by the Company to be sold pursuant to this offering.

	Shares Owned		Shares Owned	% of Pre Offering
Selling Shareholder	Prior to Offering	Shares Offered	After Offering	Shares Owned
Emry Capital, Inc.	30,000,000	30,000,000	0	8.5
Go Value Networks, Inc.	2,333,333	2,333,333	0	0.7
ADS, Inc.	10,483,333	10,483,333	0	3.0
Jay Bartelstone	3,000,000	3,000,000	0	0.8
Total	45,816,667	45,816,667	0	13.0

The total number of shares of Common Stock being offered for the account of all selling stockholders is 45,816,667, and the percent of the pre-offering outstanding securities Common Stock represented by such shares being offered is 13.0%.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

______

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors”, “Cautionary Statement regarding Forward-Looking Statements” and elsewhere in this Offering Circular. Please see the notes to our Financial Statements for information about our Critical Accounting Policies and Recently Issued Accounting Pronouncements.

FISCAL YEAR 2016-2017

ORGANIZATION AND NATURE OF BUSINESS

In February 2017, the Board of Directors approved a complete restructuring, new management team and strategic direction for the company. Capitalizing on its history in television, video and technology, the company is now forging ahead and becoming a full service live event sports company.

The Chairman and CEO of the company is now Greg P. Bell. Mr. Bell has over 30 years of global experience developing more than 20 companies in the sports, television, entertainment, digital distribution and banking transaction industries. Capitalizing on the combination of his expertise, relationships and experience as well as his involvement with more than 40,000 live events over his career for major sports leagues and entertainment venues, B2 Digital is in the process of developing and acquiring companies to become a premier vertically integrated live event sports company.

B2 Digital's first strategy is to build an integrated live event Minor League for the MMA Mixed Martial Arts marketplace, which is a billion dollar industry. B2 Digital will be creating and developing Minor League champions that will move on to the MMA Major Leagues from the B2 Fighting Series. This will be accomplished by sponsoring operating live events, acquiring existing MMA promotions and then inviting those champions to the B2 Fighting Series Regional and National Championship Series. B2 will own all media and merchandising rights and digital distribution networks for the B2 Fighting Series. This concept was developed and test marketed for 2 years by Mr. Bell's B2 Management Group.

2017 marked the kickoff of the B2FS Fighting Series by sponsoring and holding B2FS live events. The second strategy is that the company plans to add additional sports, leagues, tournaments and special events to its live event business model. This will enable B2 Digital to capitalize on their core technologies and business models that will be key to broadening the revenue base of the company's live event core business. B2 Digital will also be developing and expanding the B2 live event systems and technologies. These include systems for event management, digital ticketing sales, digital video distribution, digital marketing, PPV (Pay-Per View), fighter management, merchandise sales, brand management and financial control systems.

Historically, B2 Digital, Inc. had been a provider of in-room, on-demand video entertainment and satellite services to the domestic lodging industry. In the past B2 Digital, Inc. had provided the video services to over 50,000 hotel rooms in the lodging industry. Pay-Per View lost a great deal of market share due to the increased internet use by hotel guests. With this loss the B2 Digital, Inc. Board of Directors agreed to dissolve Hotel Movie Network on March 11, 2010.

GOING CONCERN

The accompanying audited financial statements have been prepared assuming that the Company will continue as a going concern. The company has historically relied upon loans from Good Hunting, Inc. as a source of working capital. With the change in strategic direction B2 Management is in the position to fund operations for approximately 9 to 12 months. Any additional capital needs will come in the form of convertible debt.

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ACCOUNTING POLICIES

The significant accounting policies of the Company are as follows:

Basis of Accounting

The accounts are maintained and the financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates and assumptions.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Balances that are still outstanding after management has used reasonable collection efforts are written off as specifically identified by management.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Revenue Recognition.

Continuing revenue is recognized monthly as earned. Initial revenue is recognized when all services or conditions relating to the sale of the individual services have been substantially performed.

DISCONTINUED OPERATIONS

In early 2017, B2Digital, Inc. Announced a major change to the strategic direction for the company. B2Digital, Inc. had abandoned their previous venture as a provider of on-demand video entertainment with the dissolution of Hotel Movie Network in 2010. Many assets and liabilities remained on the financial statements related to these legacy activities and should have been recorded as discontinued operations at its expected fair value at that time.

RESTATEMENT

The financial statements are being restated for the period ended March 31, 2016, to correctly reflect the impact of discontinued operations as discussed in Note 3. The restatement had no effect on net income for the period ended March 31, 2016. The following summarizes the effect of the restatement:

	Previously Reported	Adjustment	Restated
Inventory	285,869	(285,869)	–
Media 1 Stock	14,500	(14,500)	–
Property, plant and equipment	(25,660)	25,660	–
Accounts payable	28,708	(6,304)	22,404
Accrued liabilities	16,463	(16,463)	–
Notes payable	107,376	(107,376)	–
Common stock	25,000	17,199	42,199
Preferred stock	–	20	20
Initial acquisitions	103,246	(103,246)	–
Inventory allowance	(221)	221
Mining property interests	(35,655)	35,655	–
Paid in capital	1,986,099	86,026	2,072,125
Retained earnings	(1,976,708)	(181,903)	(2,158,611)
Interest expense	–	1,463	1,463
General and administrative expense	–	4,538	4,538

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RELATED PARTY

Pursuant to B2 Digital, Inc. Resolution dated April 27, 2015, a Promissory Note was entered into between B2 Digital, Inc. and Good Hunting, Inc. in the amount of $21,000. The note bears a 7.5% interest rate and shall be paid in full before April 29, 2017. Upon written request, the note may be converted to common stock under Rule 144.

Pursuant to B2 Digital, Inc. Resolution dated April 27, 2016, a Promissory Note was entered into between B2 Digital, Inc. and Good Hunting, Inc. in the amount of $15,000. The note bears a 7.5% interest rate and shall be paid in full before December 31, 2017. Upon written request the note may be converted to common stock under Rule 144.

At March 31, 2017, and March 31, 2016, B2 Digital, Inc. had a note payable of $40,080 and $22,463, respectively. Accrued interest on the notes totaled $4,080 as of March 31, 2017, and is included in the note payable balance.

The Chairman of Good Hunting, Inc., Tamara J. Hunt, is also a beneficial shareholder (12.422% of common stock) of B2 Digital, Inc. In addition, Paul D.H. LaBarre serves on the Board of Directors for both Good Hunting, Inc. and B2 Digital, Inc.

EQUITY

B2 Digital, Inc. has 5,000,000,000 shares of common stock authorized and 4,219,867,388 shares issued and outstanding. The common stock has a par value of $0.00001.

In addition, there are 50,000,000 shares authorized as preferred stock, of which 40,000,000 are designated as Series B and 2,000,000 are designated as Series A. 8,000,000 shares have yet to be designated. All 2,000,000 shares of Series A preferred are issued and outstanding. Each share of Series A preferred is convertible into 240 shares of common stock.

CONTINGENCIES

On February 6, 2017, an agreement was reached with Manhattan Transfer to satisfy outstanding invoices. All past accounts are scheduled to be paid in full on September 15, 2017. The current balance is included in accounts payable.

SUBSEQUENT EVENTS

On May 4, 2017, B2 Digital, Inc. Board of Directors authorized Manhattan Transfer to send a certificate for 100,000,000 shares of B2 Digital Common Stock under Rule 144 (Restricted) to B2 Management, LLC. Payment for said shares of Ten-Thousand Dollars ($10,000) had been received on May 4, 2017 and deposited in the B2 Digital checking account. Mr. Greg P. Bell has a relationship with both B2 Digital, Inc. as a member of the Board of Directors and with B2 Management LLC of ownership. The shares were initially authorized by Board of Directors Resolution dated February 8, 2017.

On May 6, 2017, B2 Digital, Inc. Board of Directors authorized Manhattan Transfer to send a certificate for 200,000,000 shares of B2 Digital Common Stock under Rule 144 (Restricted) to B2 Management, LLC. Payment for said shares of Twenty-Thousand Dollars ($20,000) had been received on May 6, 2017 and deposited in the B2 Digital checking account. Mr. Greg P. Bell has a relationship with both B2 Digital, Inc. as a member of the Board of Directors and with B2 Management LLC of ownership.

On June 21, 2017, B2Digital, Inc. announced that it has notified the Financial Industry Regulatory Authority (“FINRA”) that the Company intends to affect a 100-for-1 reverse stock split, which the Company expects will become effective in July 2017.

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On June 22, 2017, B2Digital, Inc. announced that it has signed an agreement to acquire 100% of the equity interest in Hardrock Promotions LLC, the owner of Hardrock MMA in Kentucky. The purchase price is $49,000 in cash and $100,000 of restricted common stock in B2Digital. The acquisition is expected to close following completion of the reverse stock split and other closing conditions.

FISCAL YEAR 2017-2018

Year Ended March 31, 2018

ORGANIZATION AND NATURE OF BUSINESS

In February 2017, the Board of Directors of B2 Digital Incorporated ("B2 Digital" or the "Company") approved a complete restructuring, new management team and strategic direction for the company. Capitalizing on its history in television, video and technology, the Company is now forging ahead and becoming a full service live event sports company.

The Chairman and CEO of the Company is now Greg P. Bell. Mr. Bell has over 30 years of global experience developing more than 20 companies in the sports, television, entertainment, digital distribution and banking transaction industries. Capitalizing on the combination of his expertise, relationships and experience as well as his involvement with more than 40,000 live events over his career for major sports leagues and entertainment venues, B2 Digital is in the process of developing and acquiring companies to become a premier vertically integrated live event sports company.

B2 Digital's first strategy is to build an integrated live event Minor League for the Mixed Martial Arts (MMA) marketplace, which is a billion dollar industry. B2 Digital will be creating and developing Minor League champions that will move on to the MMA Major Leagues from the B2 Fighting Series (B2FS). This will be accomplished by sponsoring operating live events, acquiring existing MMA promotions and then inviting those champions to the B2FS Regional and National Championship Series. B2 Digital will own all media and merchandising rights and digital distribution networks for the B2FS. This concept was developed and test marketed for 2 years by Mr. Bell's B2 Management, LLC.

2017 marked the kickoff of the B2FS by sponsoring and acquiring MMA regional promotion companies for the development of the B2FS. The second strategy is that the company plans to add additional sports, leagues, tournaments and special events to its live event business model. This will enable B2 Digital to capitalize on their core technologies and business models that will be key to broadening the revenue base of the company's live event core business. B2 Digital will also be developing and expanding the B2 Digital live event systems and technologies. These include systems for event management, digital ticketing sales, digital video distribution, digital marketing, Pay-Per View (PPV), fighter management, merchandise sales, brand management and financial control systems.

Historically, B2 Digital had been a provider of in-room, on-demand video entertainment and satellite services to the domestic lodging industry. In the past B2 Digital had provided the video services to over 50,000 hotel rooms in the lodging industry. PPV lost a great deal of market share due to the increased internet use by hotel guests. With this loss the B2 Digital Board of Directors agreed to dissolve Hotel Movie Network on March 11, 2010.

ACCOUNTING POLICIES

The significant accounting policies of the Company are as follows:

Basis of Accounting

The accounts are maintained and the financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates and assumptions.

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Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains deposits primarily in four financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Inventories

Inventories are carried at the lower of cost or market using the last-in, first-out (“LIFO”) method of accounting for domestic inventories.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on the straight-line method over the assets’ estimated service lives. Expenditures for maintenance and repairs are charged to expense in the period in which they are incurred, and betterments are capitalized. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying statement of income of the respective period. The estimated useful lives of machinery and equipment range from 4 to 10 years.

Goodwill

Goodwill represents the cost in excess of the fair value of net assets acquired in business combinations. The Company tests goodwill for impairment on an annual basis and when events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is deemed to be impaired if the carrying amount of goodwill exceeds its estimated fair value.

Revenue Recognition

Continuing revenue is recognized monthly as earned. Initial revenue is recognized when all services or conditions relating to the sale of the individual services have been substantially performed.

Income Taxes

The Company is organized as a corporation for federal income tax purposes. Through March 31, 2018 the Company has an accumulated deficit. Due to uncertainty of realization for these losses a full valuation allowance is expected. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

Recently Adopted Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements – Going Concern, requiring management to evaluate, on an annual basis, whether there are any conditions or events, considered in the aggregate, that would raise substantial doubt about the ability to continue as a going concern within one year after the date that the financial statements are issued. The guidance further defines substantial doubt and the disclosure requirements necessary once substantial doubt is identified. The guidance is effective for annual periods ending after December 15, 2016. The Company has adopted this guidance during the year ended March 31, 2018.

BUSINESS ACQUISITIONS

On November 3, 2017, B2 Digital completed its previously announced acquisition of 100% of the equity interest in Hardrock Promotions LLC, the owner of Hardrock MMA in Kentucky.

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The following table summarizes the consideration paid and the amount of the assets acquired at the acquisition date:

Consideration

Cash	$48,759
15,000,000 shares of common stock issued to the sellers	100,000

Total consideration	$148,759

Recognized amounts of identifiable net assets:

Cash and cash equivalents	$16,699
Property and equipment	35,550

Total identifiable net assets	52,249
Goodwill	96,510

$148,759

On November 20, 2017, B2 Digital completed its previously announced acquisition of 100% of the equity interest in Colosseum Combat LLC, the owner of Colosseum Combat MMA in Indiana.

The following table summarizes the consideration paid and the amount of the assets acquired at the acquisition date:

Consideration

Cash	$26,418
8,000,000 shares of common stock issued to the sellers	80,000

Total consideration	$106,418

Recognized amounts of identifiable net assets

Cash and cash equivalents	$273
Property and equipment	30,400

Total identifiable net assets	30,673
Goodwill	75,745

$106,418

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On January 9, 2018, B2 Digital completed its previously announced acquisition of 100% of the equity interest in Blue Grass MMA LLC.

The following table summarizes the consideration paid and the amount of the assets acquired at the acquisition date:

Consideration

3,000,000 shares of common stock issued to the sellers	$21,000

Total consideration	$21,000

Recognized amounts of identifiable net assets

Cash and cash equivalents	$210

Total identifiable net assets	210
Goodwill	20,790

$21,000

Year Ended March 31, 2018

GOING CONCERN

The Company had revenue of $171,092 and operating losses of $171,650 during the fiscal year ended March 31, 2018. For the last two quarters the three acquired MMA companies generated net income of $5,828 from operating LIVE events. The fiscal year loss of $171,650 was due primarily to non-recurring Company restructuring expenses of $64,788 in legal, $50,074 in accounting and filing, and $28,000 in stock issuances to management.

As a going concern, Management’s plan moving forward is to improve operating results through the live event sports businesses. Management believes these will operate with positive cash flows and facilitate acquisition of additional Sports related businesses. Management plans to finance the growth of the company and cover operating shortfalls by securing convertible loans and selling common stock.

RELATED PARTY

Good Hunting, Inc.

Pursuant to B2 Digital Resolution dated April 27, 2015, a Promissory Note was entered into between B2 Digital and Good Hunting, Inc. in the amount of $21,000. The note bears a 7.5% interest rate and was to be paid in full before April 29, 2017. Upon written request the note may be converted to common stock under Rule 144. As of March 31, 2018 the note had not been converted to stock. The due date has been extended and interest was accrued through March 31, 2018.

Pursuant to B2 Digital Resolution dated April 27, 2016, a Promissory Note was entered into between B2 Digital and Good Hunting, Inc. in the amount of $15,000. The note bears a 7.5% interest rate and was to be paid in full before December 31, 2017. Upon written request the note may be converted to common stock under Rule 144. The due date has been extended and interest was accrued through March 31, 2018.

At March 31, 2018, B2 Digital had total notes payable to Good Hunting, Inc. of $42,750. Accrued interest on the notes totaled $6,750 as of March 31, 2018, and is included in the note payable balance.

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B2 Management, LLC

During May, 2017 notes totaling $37,100 were entered into with B2 Management, LLC. The notes bear a 4% interest rate and shall be paid in full within four years. Payments of $200 were made in September, 2017. An additional $26,600 in payments were made in the quarter ended March 31, 2018.

During August and September, 2017 additional notes totaling $6,000 were entered into with B2 Management, LLC. The notes bear a 4% interest rate and shall be paid in full within four years.

At various times during the three months ended December 31, 2017, additional notes totaling $20,045 were entered into with B2 Management, LLC. The notes bear a 4% interest rate and shall be paid in full within four years. Payments of $562 were made in November and December, 2017.

During January and February, 2018 additional notes totaling $8,640 were entered into with B2 Management, LLC. The notes bear a 4% interest rate and shall be paid in full within four years.

At March 31, 2018, B2 Digital had total notes payable to B2 Management, LLC of $45,998. Accrued interest on the notes totaled $963 as of March 31, 2018, and is included in the note payable balance.

B2 Management, LLC has as its sole member, Greg P. Bell. Mr. Bell is Chief Executive Officer and Chairman of B2 Digital.

NOTES PAYABLE

The following is a summary of notes payable as of March 31, 2018:

WLES LP LLC $60,000, 5% loan due in 18 monthly Installments through June, 2019.

EQUITY

Current $ 40,000

Long-term $20,000

Total $60,000

Year Ended March 31, 2018

B2 Digital has 5,000,000,000 shares of common stock authorized and 263,075,044 shares issued and outstanding. The common stock has a par value of $0.00001. All shares are adjusted to reflect the 100-to-1 reverse stock split on October 2, 2017.

On May 4, 2017, B2 Digital Board of Directors authorized Manhattan Transfer to send a certificate for 1,000,000 shares of B2 Digital Common Stock under Rule 144 (Restricted) to B2 Management, LLC. Payment for said shares of Ten-Thousand Dollars ($10,000) had been received on May 4, 2017 and deposited in the B2 Digital checking account. Mr. Greg P. Bell has a relationship with both B2 Digital as a member of the Board of Directors and with B2 Management LLC of ownership. The shares were initially authorized by Board of Directors Resolution dated February 8, 2017.

On May 6, 2017, B2 Digital Board of Directors authorized Manhattan Transfer to send a certificate for 2,000,000 shares of B2 Digital Common Stock under Rule 144 (Restricted) to B2 Management, LLC. Payment for said shares of Twenty-Thousand Dollars ($20,000) had been received on May 6, 2017 and deposited in the B2 Digital checking account. Mr. Greg P. Bell has a relationship with both B2 Digital as a member of the Board of Directors and with B2 Management LLC of ownership.

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On October 2, 2017, B2 Digital completed its previously announced 100-to-1 reverse stock split of its Common Stock (the “Reverse Stock Split”). Pursuant to the terms of the Reverse Stock Split, each 100 issued and outstanding shares of Common Stock were converted into one (1) issued and outstanding share of Common Stock. No fractional shares were issued. Instead, each holder of any fractional interest created by the Reverse Stock Split was issued one post- Reverse Stock Split share of Common Stock in exchange for such fractional interest.

In connection with the Reverse Stock Split, no proportional adjustment to the conversion basis, voting rights or any other rights applicable to the Issuer’s Series A Convertible Preferred Stock (“Series A Preferred Stock”) were made.

On November 3, 2017, B2 Digital completed its previously announced acquisition of 100% of the equity interest in Hard Rock Promotions LLC, the owner of Hard Rock MMA in Kentucky. As part of the purchase price 15,000,000 shares of Common Stock were issued to Higdon MMA Consulting LLC, the seller of the equity interest in the acquisition.

On November 20, 2017, B2 Digital completed its previously announced acquisition of 100% of the equity interest in Colosseum Combat LLC, the owner of Colosseum Combat MMA in Indiana. As part of the purchase agreement 8,000,000 shares of Common Stock were issued to Mark Slater, the seller of the equity interest in the acquisition.

On November 24, 2017, Messrs. Metz and Georgens entered into Board Service Agreements with the Company (collectively, the “Board Service Agreements”). Pursuant to the terms of the Board Service Agreements, Mr. Metz was awarded 3,000,000 shares and Mr. Georgens was awarded 1,000,000 shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock” and each such award, a “Director Common Stock Award". Each Director Common Stock Award will vest over a two-year period from November 24, 2017, with 50% vesting on the first anniversary thereof and 50% vesting on the second anniversary thereof.

Year Ended March 31, 2018

On November 24, 2017, as compensation for Mr. Bell’s services pursuant to the terms of the CEO Agreement, the Company issued B2 Management Group LLC, a limited liability company wholly owned and controlled by Mr. Bell (“B2 Management”), a total of 30,000,000 shares of Common Stock (the “CEO Stock Award”).

As further compensation for Mr. Bell’s services to the Company in connection with the Company’s acquisition activity, the Company issued B2 Management an additional 60,000,000 shares of Common Stock as compensation for the completion of the Company’s previously announced acquisitions of Hard Rock MMA (30,000,000 Shares) and Colosseum Combat LLC (30,000,000) (collectively, the “Recent Acquisitions”).

On November 24, 2017, as payment for past compensation owed to Mr. LaBarre from his employment agreement for his past services to the Company, the Company issued Mr. LaBarre 50,000,000 shares of Common Stock. As compensation for Mr. LaBarre’s continuing services to the Company as Executive Vice President, the Company will issue Mr. LaBarre 4,000,000 shares of Common Stock per year for each year in which Mr. LaBarre remains employed in such capacity and the LaBarre Agreement remains in effect (the “Annual Salary Issuance”). 50% of the Annual Salary Issuance will vest every six months. In the event of a merger or consolidation of the Company in which the Company is not the surviving entity, or a proposed dissolution or liquidation of the Company or a sale of substantially all of its assets, any unvested portion of the Annual Salary Issuance remaining in the then-current term of the LaBarre Agreement will vest immediately.

On November 24, 2017, the Board of Directors approved the addition of Joe D. Michaels as a Company Advisor to advise the Chairman & CEO on Company Business and Strategy. Mr. Michaels was issued 3,000,000 Restricted Common Shares for his services.

On November 24, 2017, the Board of Directors approved the addition of two Independent Contractors to complete services. Gary Thomas was Issued 1,000,000 Restricted Common Shares for his services. Mr. Porter was Issued 1,000,000 Restricted Common Shares for his services.

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On December 17, 2017, the Board of Directors approved the addition of an Independent Contractor to complete services. John Prisco was Issued 1,000,000 Restricted Common Shares for his services.

On December 20, 2017, Gary Thomas was issued 375,000 shares for his incentive award for his work in the Company acquiring Colosseum Combat LLC.

On December 26, 2017, the Board of Directors approved the issue of 30,000,000 Restricted Common Shares to B2 Management Group LLC for the “Incentive Award Shares” for the completion of the Acquisition of Blue Grass MMA.

On January 9, 2018, B2 Digital issued 1,500,000 Restricted Common Shares to Gary Thomas and 1,500,000 Restricted Common Shares to Juan Valle for the completion of the Acquisition of Blue Grass MMA.

On December 31, 2017, B2 Digital entered into a MMA Training Facility Agreement with Amped Fitness LLC to be an Approved B2 Fighting Series Training Facility for 500,000 Restricted Common Shares and the Board of Directors approved by Unanimous Consent the MMA Training Facility Agreement and the issue of shares on March 17, 2018.

On January 28, 2018, B2 Digital entered into a Loan Agreement with WLES LP LLC for $60,000 and 6,000,000 Restricted Common Shares and the Board of Directors approved by Unanimous Consent the Loan and Agreement and the issue of shares on March 17, 2018.

On March 17, 2018, the Board of Directors approved by Unanimous Consent to Issue 500,000 Common Restricted Shares to Kellen Vancamp and 500,000 Common Restricted Shares to Cameron Vancamp as an award for each of them becoming Champions in both Hard Rock MMA and Colosseum Combat in their respective weight classes.

Year Ended March 31, 2018

In addition there are 50,000,000 shares authorized as preferred stock, of which 40,000,000 are designated as Series B and 2,000,000 are designated as Series A. 8,000,000 shares have yet to be designated. All 2,000,000 shares of Series A preferred are issued and outstanding. Each share of Series A preferred is convertible into 240 shares of common stock.

CONTINGENCIES

On February 6, 2017 an agreement was reached with Manhattan Transfer to satisfy outstanding invoices. All past accounts were scheduled to be paid in full on September 15, 2017. As of March 31, 2018 the agreement has expired but B2 Digital continues to make payments on the account. The current balance is included in accounts payable.

SUBSEQUENT EVENTS

In preparing the accompanying financial statements, management has evaluated all subsequent events and transactions for disclosure through July 11, 2018, the date the financial statements were available for issuance and no other items, in management’s opinion, have occurred through that date.

On April 19, 2018, the Board of Directors approved the conversion of the amount due Good Hunting Communications, Inc. per the Loan Agreement executed on August 24, 2015 between the parties for payment in full of the Loan Agreement between the parties to be converted to 3,478,400 Common Restricted Shares.

On April 25, 2018, the Board of Directors approved by Unanimous Consent to Issue 5,000,000 Common Restricted Shares to Higdon MMA Consulting for the Expansion into Ohio and receiving a Promoters license from the Ohio State Athletic Commission.

On April 25, 2018, the Board of Directors approved the issue of 30,000,000 Restricted Common Shares to B2 Management Group LLC for the “Incentive Award Shares” for the Expansion into Ohio and receiving a Promoters license from the Ohio State Athletic Commission.

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On April 25, 2018, the Board of Directors approved by Unanimous Consent to Issue 30,000,000 Common Restricted Shares to Emry Capital.

On June 18, 2018, the Board of Directors approved by Unanimous Consent to Issue 3,000,000 Common Restricted Shares to W.J. Host for his advisory services provided to the Chairman & CEO. The shares have not been issued as of June 30, 2018 and are to be issued in July 2018.

On June 18, 2018, the Board of Directors approved the addition of Riverbend Productions LLC as an Independent Contractor to complete services. The shares have not been issued as of June 30, 2018 and are to be issued in July 2018.

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Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates and assumptions include the fair value of the Company's common stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to the Company's deferred tax assets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Relaxed Ongoing Reporting Requirements

Upon the completion of this Offering, we expect to elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any May 31 before that time, we would cease to be an “emerging growth company” as of the following May 31.

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If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 1 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due in 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

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B2Digital, Incorporated

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Business

____

Summary

B2Digital, Inc. was incorporated as a Delaware corporation on June 3, 2004. Historically, the Company had been a provider of in-room, on-demand video entertainment and satellite services to the domestic lodging industry. In the past the Company had provided the video services to over 50,000 hotel rooms in the lodging industry. Pay-Per View lost a great deal of market share due to the increased internet use by hotel guests. With this loss the Company’s Board of Directors agreed to dissolve Hotel Movie Network on March 11, 2010.

In February 2017, the Company’s Board of Directors approved a complete restructuring, new management team and strategic direction for the company. Capitalizing on its history in television, video and technology, the Company is now forging ahead and becoming a full service live event sports company.

Since the restructuring, the company has been led by a management team headed by the Company’s Chairman and CEO, Greg P. Bell. The management team has over 30 years of global experience developing more than 20 companies in the Sports, Television, Entertainment, Digital Distribution and Banking Transaction industries. As part of its growth strategy, B2Digital intends to continue to develop and acquire assets meeting its business model with the goal of becoming a Premier Vertically Integrated LIVE Event Sports Company.

B2Digital is currently building an integrated LIVE Event Minor League for the MMA Mixed Martial Arts marketplace, through the creation and development of Minor League champions expected to graduate to MMA Major Leagues from the B2 Fighting Series. The company intends to continue to sponsor and operate LIVE Events, acquire existing MMA Promotions, and invite those champions to the B2 Fighting Series Regional and National Championship Series. Throughout this process, B2Digital expects to own all media and merchandising rights, as well as the digital distribution networks for the B2 Fighting Series.

B2Digital’s future plans beyond its initial growth strategy include the addition of Sports, Leagues, Tournaments and Special Events to its LIVE Event content. The Company hopes to capitalize on its technology and business model to broaden the revenue base of the Live Events core business. B2Digital also expects to develop and expand its B2 LIVE Event Systems and Technologies. These include Systems for Event Management, Digital Ticketing Sales, Digital Video Distribution, Digital Marketing, PPV (Pay per View), Fighter Management, Merchandise Sales, Brand Management and Financial Control Systems.

BTDG has completed the acquisition of:

Hardrock MMA, which is licensed to hold LIVE MMA Events in Kentucky and Ohio

Information at:

www.hardrockmma.com

https://facebook.com/HardrockMMA2017/

Colosseum Combat, which is licensed to hold LIVE MMA Events in Indiana

Information at:

www.colosseumcombat.com

https://www.facebook.com/ColosseumCombat/

Bluegrass MMA a social media and digital communication platform

Information at:

www.bluegrassmma.com

https://www.facebook.com/BluegrassMMA/

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The Company also owns the B2 Social Media Network, which was Launched in September 2017 the “B2SN” provides the Connection Between the B2 Digital Live Events and the Consumer Audience and provides:

1.	Social Interaction between consumers about all B2 Digital Properties and current relevant topics to the LIVE Events audience,

2.	“FTV” Free To View LIVE and OnDemand TV Style Broadcasts Globally of B2 Digital LIVE Events,

3.	Promotes Upcoming LIVE Events,

4.	Sells tickets to B2 LIVE Events electronically,

5.	Promotes the Fighters, Athletes and participants in the B2 LIVE Events.

B2SN currently has had over 3 Million Social Media Connection from its audience from April 1 through April 30, 2018.

You can download our 3rd Party Supplied B2SN Audience Report here

By Clicking Here

B2Digital, Incorporated (OTCMKTS:BTDG)

Information at:

www.b2digitalotc.com

https://twitter.com/B2Digitalotc

The Twitter account will be updated frequently for news and information for B2Digital INC shareholders. The Company encourages shareholders and people to follow the twitter account.

Expansion by Acquisition

Our operational plan is to acquire existing other operating fight groups that are properly licensed and operating in up to 10 additional states or to expand one of our existing brands into those target states if we can not find or identify an existing compatible fight group to the B2 business model in the target states.

The target states are but not limited too:

Currently licensed and operating

1.	Kentucky
2.	Ohio
3.	Indiana

New target States to Expand into

1.	Pennsylvania
2.	Michigan
3.	Mississippi
4.	Alabama
5.	Georgia
6.	Tennessee
7.	Florida
8.	Louisiana
9.	Missouri
10.	Arkansas

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Fight group businesses of this type typically do not have a large amount of Hard Dollar Assets. They own a Cage, a truck to transport the cage, materials that are used in the LIVE EVENT shows such as pipe and drape and signage, and Retail POS machines to sell merchandise and tickets at the event.

As per our recent 2 acquisitions the Total Identifiable Net Assets value was:

Hardrock MMA was $52,249

Colosseum Combat was $30,673

Blue Grass MMA was $210

The fight groups tend to make strong profit on each show compared to the amount of assets they carry.

We have purchased these two companies for close to the value of their net assets in cash and three to four times the value of their net assets in stock. The difference of the purchase price to Net Assets has been booked as Goodwill.

The goodwill of each of these companies is substantial and intangible as the key assets are the brands, relationships with the athletes by the operator and past success in each marketplace. In regards to the licenses to hold LIVE events since these are more based on the intangible experience of the business and not expensive to acquire and can be cancelled by the state if the business violates any of the regulations we chose to put them into goodwill.

Bluegrass MMA is a news and social media website which operates with minimal overhead but has a very large following of Fans online and on Social media connections to our target market demographic of fans can be in the millions per month and thus the purchase price was all in stock to acquire the intangible of the fan base to market our products to.

Seasonality

We do not expect material seasonality in our business.

Litigation

The Company has no current, pending or threatened legal proceedings or administrative actions either by or against the Company issuer that could have a material effect on the issuer's business, financial condition, or operations and any current, past or pending trading suspensions.

Facilities

We occupy offices at 4522 West Village Drive Suite 215. Tampa, Florida 33624. The Company does not currently own or lease any properties or facilities. The Company expects to lease new office space in the future to the extent consistent with its business model.

Intellectual Property

We have a policy of requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Our employee agreements also require relevant employees to assign to us all rights to any inventions made or conceived during their employment with us. In addition, we have a policy of requiring individuals and entities with which we discuss potential business relationships to sign non-disclosure agreements. Our agreements with clients include confidentiality and non-disclosure provisions.

Legal Proceedings

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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Employees

As of June 30, 2018, we had one employee, including officers and directors. We believe that we will be successful in attracting experienced and capable personnel. Our employee has entered into agreements with us requiring him not to compete or disclose our proprietary information. Our employee is not represented by any labor union. We believe that relations with our employee are excellent. Usually the number of total employees and number of full-time employees will vary.

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MANAGEMENT

______

The following table sets forth information regarding our executive officers, directors and significant employees, including their ages as of September 30, 2018:

Name and Principal Position	Age	Term of Office	Approximate hours per week for part-time employees
Greg P. Bell, Chief Executive Officer and Director	61	Since January 2017	45
Paul D. H. LaBarre, Executive Vice President	73	Since September 2005	3
Andrew Georgens, Director, Secretary	67	Since November 2017	2
Hugh Darryl Metz, Director	58	Since November 2017	2

Greg P. Bell, Chairman of the Board Chief Executive Officer and Director

Mr. Bell is one of the early pioneers and entrepreneurs in Entertainment and Digital Media and has been working in the field for over 30 years. He was involved in the early creation of the technologies and algorithms that allowed analog media to be transformed into digital bits and compressed data streams and created specific business enterprises that capitalized on the creation of digital transmissions at Scientific Atlanta, Compression Labs, VCON International and Qwest. Mr. Bell was one of the initial Vice Presidents of Business Development at Qwest Communications where he developed Qwest's Digital Media Company, Slingshot Networks. He then ran all operations of Slingshot, reporting to the board of directors, which managed and operated three full time studios including the creation of the Broadcast Studio in Staples Center, TV and News productions, LIVE events at the Staples Center, distribution of a national television show distributed by Warner Brothers TV Distribution and online television productions and web distribution for the NFL, NBA, NHL, AFL, Boxing, Democratic Convention and LIVE music events.

Upon leaving Slingshot in 2000, Mr. Bell founded B3 Development Group, a firm specializing in developing emerging market media companies. Mr. Bell ‘s B3 Development Group founded B2 Networks in 2001 which quickly became the defacto standard for Watching LIVE Pay per View Sporting events online. B2's Proprietary Online System broadcast LIVE Professional and Collegiate sporting events online to a global audience broadcasting over 1000 LIVE games per month. Mr. Bell developed and implemented a merger with B2 Networks and the America ONE Television Network where he became CEO of the combined companies. Under Mr. Bell's direction the company now called ONE Media Corp launched the new ONE World Sports TV Network, now operating under the brand Eleven Sports, in North America on Cable and Satellite, with a pure digital end-to-end distribution system, along with continuing the company’s growth in the online distribution of Sports and Entertainment. After leaving as CEO of ONE Media Corp, he continues to develop companies and specializes in developing and fast tracking emerging entertainment, transaction technology and media companies, Mr. Bell continues to expand his holdings and currently has business holdings in B3 Development Group which under contract with Caymanas Park Race Track, owned by the country of Jamaica, developed Jamaica’s first all digital state of the art Pari-Mutuel Live Sports Gaming System for mobile devices and currently is operating under the brand CaymanasToGO for the Caribbean Consumers and Platinum Racing for USA, European and global consumers. The B3 mobile device wagering system and technology allows consumers globally to watch and wager on Live Horse Races and Sporting Events being held in the UK, USA, Canada and the Caribbean; B3 Gaming Services Group, a premier transaction and customer service group that offers management services to the Gaming industry in the Caribbean, B3 Networks, a premier state of the art digital broadcasting company that developed the B3 Television Satellite Replacement Technology which allows TV Networks to broadcast globally on the public internet instead of satellites in broadcast quality HD & SD Television. B3 Networks has deployed and services the B3 technology to broadcast High Definition and SD TV signals globally to cable headends, smart phones and Internet connected devices for the Jamaica Education Television Network, the Caymanas Race Track and other mobile applications globally. In February 2017 he became the Chairman and CEO of B2 Digital, Inc., trading at Symbol: BTDG on the OTC. B2 Digital will capitalize on Mr. Bell’s LIVE Event Experience and is in the process of building a Minor League for the MMA, Mixed Martial Arts Major Leagues, in conjunction with acquiring Sports Related companies to develop the business into a vertically integrated LIVE Event Sports Company.

Mr. Bell has worked at the top technology development companies that developed the digital technologies, which are in use today at Scientific Atlanta, Compression Labs, VCON and Qwest. He also has managed and been directly involved with over 55,000 LIVE events in his 30 year career. He has worked with a diverse group of clients in the entertainment, sports and technology communities including the NFL, NBA, NHL, AHL, NLL, ECHL, IFL, USHL, SPHL, NCAA, NAIA, MISL, AFL, AOL, FOX, UFC, NAAFS, Bellator, WEF, the Staples Center, the Orleans Arena, Oscar De La Hoya, Barbra Streisand, and top entertainment venues, acts and actors. His clients and companies have capitalized on Mr. Bell's knowledge of the world of Entertainment, LIVE Events, Sports, Digital Television and Digital Online Transaction and Distribution Systems.

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EDUCATION:

East Grand Rapids High School

Graduated 1975

Grand Valley State University

Graduated 1980

BBA Business Management

Emphasis in Computer Science, Economics and Marketing

Hugh Darryl Metz, Director

Mr. Metz has over 30 years’ experience in Broadcasting, Television, Computer Graphics and LIVE Event Management. He was one of the first to operate computer graphics television technology in the early 80s while developing Live Event graphics solutions for major television networks for LIVE professional and college sports television broadcasts.  He is certified in several Microsoft and Cisco product lines and served as IT systems administrator for Blockbuster Entertainment and IBM on the Blockbuster business support systems of the Blockbuster franchisees IT Network. He has worked on Sports productions for national TV networks operating and managing LIVE Television broadcasts for over 1000 LIVE Sports Event.

In 2007 Mr. Metz began working with the B2 Networks PPV Company as Mr. Bell’s head of LIVE Event Operations. His responsibilities included managing all aspects of over 200 LIVE TV and Internet broadcast productions for the NCAA and Pro Sports Leagues in Football, Basketball, Hockey, MMA and Special Events and then serving as Special Projects Director reporting to Mr. Bell the CEO of ONE World Sports, which acquired B2 Networks.

In 2012 Mr. Metz became VP of Operations for Mr. Bell’s B3 Enterprises Company, which owned the largest minority share of the NAAFS MMA group in OHIO. He was instrumental in developing all the LIVE Event operations systems, financial controls, security and event management operations with the management team who operated the B2 MMA Test Market Business model that produced over 20 LIVE MMA Events in 2 years.

Currently, he is the acting Broadcast IT Engineer at Gray Television's station that serves southern Oklahoma and oversees the technical operations of 3 local CBS, MyTV, Fox affiliate Television Networks.

EDUCATION:

Robstown High School

Robstown, Texas

Graduated 1979

Courses Attended:

2000 to 2001

Grayson County College

IT and Technology Training

IBM Technical Training

2000 to 2007

Internal Technical Certification in IT, Infrastructure and Systems Engineering

Paul D. H. LaBarre, Executive Vice President, Director

2017 to Present

2006 to 2017, Member of the Board of Directors Good Hunting Communications, Inc.

2010 to 2017, CEO B2Digital INC. and Director

EDUCATION:

Attended Courses and studies:

Business Management, technology courses offered by Scientific Atlanta, Blonder Tongue, Jerrold, C-Cor & Magnavox,

Lawyer’s Assistant-Litigation & Trial Practice,

Automotive Training, Ford, General Motors, Chrysler & VW, Attended Several Courses in Automotive Training, CAC, PC General studies.

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Andrew Georgens, Director

1970 - 1973 Payne Construction Company, Monsoon MATel Com / CATV construction Lineman, foreman, supervisor, management.

1973 - 1980	Tiger Communications, Springfield MA Tel com / CATV construction / engineering
Owner, General Manager

1980 - 2005	Communications Systems Contractors, Springfield MA / Dalton MA
Tel com / CATV & related fields / construction / engineering
Owner / General Manager

2005 - present	Retired

EDUCATION:

Cathedral High School
Springfield MA
Graduated 1969

Springfield Technical Community College
Attended 1970.  1 yr.

Except as given herein, none of our officers or directors in the last five years has been the subject of any  conviction in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses), the entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person’s involvement in any type of business, securities, commodities, or banking activities; a finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; or the entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited such person’s involvement in any type of business or securities activities.

On June 26, 2013, Paul D.H. LaBarre, the Company’s Executive Vice President and a director, was convicted of improper use of a satellite signal in connection with the previously disclosed action involving DirecTV. Mr. LaBarre was sentenced to five years’ probation in connection with the conviction.

There are no family relationships among and between our directors, officers, persons nominated or chosen by the Company to become directors or officers, or beneficial owners of more than five percent (5%) of the any class of the Company’s equity securities.

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EXECUTIVE COMPENSATION

______

Employment Agreements

The following table represents information regarding the total compensation our officers and directors of the Company for the period ended March 31, 2018:

	Cash Compensation	Annual Bonus Available	Other Compensation*	Total Compensation
Name and Principal Position
Greg P. Bell, CEO and Director	-0-	-0-	$18,000	-0-
Paul LaBarre, Executive Vice President and Director	-0-		$10,000
Andrew Georgens, Director	-0-
Hugh Darryl Metz, Director
Total	-0-			-0-

* Other Compensation are Rule 144 Stock Grants

Board Service Agreements

Messrs. Metz and Georgens have entered into Board Service Agreements with the Company (collectively, the “Board Service Agreements”). Pursuant to the terms of the Board Service Agreements, Mr. Metz was awarded 3,000,000 shares and Mr. Georgens was awarded 1,000,000 shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock” and each such award, a “Director Common Stock Award”), and will be paid annual cash compensation of $500 per year, in each case as compensation for services performed as a director of the Company. Each Director Common Stock Award will vest over a two-year period from the Effective Date, with 50% vesting on the first anniversary thereof and 50% vesting on the second anniversary thereof.

CEO Agreement

The Company has also entered into an agreement with Mr. Bell as the Chairman of the Board and Chief Executive Officer & President (the “CEO Agreement”). Pursuant to the terms of the CEO Agreement, the Company may not terminate Mr. Bell from his positions as Chief Executive Officer and President of the Company, or remove him from the Board or change his position as Chairman thereof, without the approval of 80% of the voting capital stock of the Company, unless such termination and/or removal is due to death or legal incapacity.

As compensation for Mr. Bell’s services pursuant to the terms of the CEO Agreement, the Company will issue B2 Management Group LLC, a limited liability company wholly owned and controlled by Mr. Bell (“B2 Management”), a total of 30,000,000 shares of Common Stock (the “CEO Stock Award”). The 30,000,000 shares of the CEO Stock Award will be issued to B2 Management within ten days of the Effective Date (the “Issuance Date”).

As further compensation for Mr. Bell’s services to the Company in connection with the Company’s acquisition activity, the Company has issued B2 Management, LLC an additional 60,000,000 shares of Common Stock as compensation for the completion of the Company’s previously announced acquisitions of Hard Rock MMA (30,000,000 Shares) and Colosseum Combat LLC (30,000,000) (collectively, the “Recent Acquisitions”).

Finally, pursuant to the terms of the CEO Agreement, the Company will issue B2 Management, LLC an additional 30,000,000 shares of Common Stock within ten days of completion of each future acquisition by the Company of any MMA fight organization, whether pursuant to an equity or asset purchase, up to a total of five (5) acquisitions subsequent to the Recent Acquisitions (corresponding to a total aggregate amount of 150,000,000 shares that may be issued in connection with future acquisitions).

The CEO Agreement also includes a non-compete covenant whereby Mr. Bell will not compete directly with the Company during the term of the CEO Agreement.

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The foregoing summary is qualified in its entirety to the terms of the CEO Agreement itself, a copy of which is an exhibit to this Offering Circular.

LaBarre Agreement

The Company has also entered into an Employment and Board Service Agreement with Paul D.H. LaBarre, the Company’s Executive Vice President and a director (the “LaBarre Agreement”). The term of the LaBarre Agreement is 36 months, which shall run from the Effective Date, and will renew automatically for successive two-year periods unless either the Company or Mr. LaBarre provides notice of non-renewal no later than six months prior to the expiration of the then-current term. Pursuant to the terms of the LaBarre Agreement, the Company may not terminate Mr. LaBarre from his positions as Executive Vice President of the Company, or remove him from the Board, without the approval of 80% of the voting capital stock of the Company, unless such termination and/or removal is due to death or legal incapacity. Additionally, Mr. LaBarre may terminate the LaBarre Agreement at any time upon three months’ prior written notice to the Company.

As payment for past compensation owed to Mr. LaBarre from his employment agreement for his past services to the Company, the Company will issue Mr. LaBarre 50,000,000 shares of Common Stock. As compensation for Mr. LaBarre’s continuing services to the Company as Executive Vice President, the Company will issue Mr. LaBarre 4,000,000 shares of Common Stock per year for each year in which Mr. LaBarre remains employed in such capacity and the LaBarre Agreement remains in effect (the “Annual Salary Issuance”). 50% of the Annual Salary Issuance will vest every six months. In the event of a merger or consolidation of the Company in which the Company is not the surviving entity, or a proposed dissolution or liquidation of the Company or a sale of substantially all of its assets, any unvested portion of the Annual Salary Issuance remaining in the then-current term of the LaBarre Agreement will vest immediately.

As payment to Mr. LaBarre for his services as a director, the Company will pay Mr. LaBarre annual cash compensation of $500 per year.

The foregoing summary is qualified in its entirety to the terms of the LaBarre Agreement itself, a copy of which is an exhibit to this Offering Circular.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Except as given in this Offering Circular, during the last two full fiscal years and the current fiscal year or any currently proposed transaction, there is no transaction involving the Company, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for its last three fiscal years.

Disclosure of Conflicts of Interest

There are no conflicts of interest between the Company and any of its officers or directors

Indemnification Agreements

We have entered into indemnification agreements with each of our directors, executive officers and other key employees. The indemnification agreements and our amended and restated By-Laws will require us to indemnify our directors to the fullest extent permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the Securities Act), may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Review, Approval or Ratification of Transactions with Related Parties

We have adopted a related-party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our Common Stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related-party transaction with us without the consent of our audit committee. If the related party is, or is associated with, a member of our audit committee, the transaction must be reviewed and approved by another independent body of our Board of Directors, such as our governance committee. Any request for us to enter into a transaction with a related party in which the amount involved exceeds $120,000 and such party would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. If advance approval of a related-party transaction was not feasible or was not obtained, the related-party transaction must be submitted to the audit committee as soon as reasonably practicable, at which time the audit committee shall consider whether to ratify and continue, amend and ratify, or terminate or rescind such related-party transaction. All of the transactions described above were reviewed and considered by, and were entered into with the approval of, or ratification by, our Board of Directors.

During the last two full fiscal years and the current fiscal year or any currently proposed transaction, there are transactions involving the issuer, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the issuer’s total assets at year-end for its last three fiscal years, except compensation awarded to executives.

Disclosure of Conflicts of Interest

There are no conflicts of interest between the Company and any of its officers or directors.

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PRINCIPAL STOCKHOLDERS

______

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of September 30, 2018 for (i) all executive officers and directors as a group and (ii) each person, or group of affiliated persons, known by us to be the beneficial owner of more than ten percent (10%) of our capital stock. The percentage of beneficial ownership in the table below is based on 353,350,111 Common Shares Issued and Outstanding as October 22, 2018.

Name and Address	Shares of Series A Preferred Stock Owned	Shares of Common Stock Owned	Total Votes from Preferred and Common Stock Outstanding on June 30, 2018	Percentage of Total Votes Assuming All Shares Offered are Sold (1)
Paul D. H. LaBarre 1112 W. Farmdale Ave. Mesa, AZ 85210-3427 (1)	850,000	59,191,494	263,191,494	18.36%
B2 Management Group, LLC 4522 West Village Drive, Suite 215, Tampa, Florida 33624 (1)(2)(3)	850,000	153,000,000	357,000,000	25.90
Emry Capital, Inc.	0	30,000,000	30,000,000	2.09
Andrew Georgens (3)	100,000	1,022,880	25,022,280	1.74
Hugh Darryl Metz (3)	0	3,000,000	3,000,000	0.20
Robert Russell	200,000	4,000,000	40,000,000	2.79
Total Principal Stockholders	2,000,000	250,214,374	730,214,374	50.94
Total Officers and Directors	1,800,000	215,215,374	660,214,374	46.06

(1)	Total Common Shares will be 6,360,533,444 if 100% of the Offering is Sold
(2)	B2 Management Group LLC is owned and controlled by Mr. Greg P. Bell, the Company’s Chairman and Chief Executive Officer.

In addition to the Common Stock, the Company has authorized a total of 50,000,000 shares of preferred stock, currently designated as Series A Convertible Preferred Stock and Series B Convertible Preferred Stock (“Series B Preferred Stock”). 2,000,000 shares of Series A Preferred Stock are currently issued and outstanding. The Series A Preferred Stock votes with the Common Stock on all matters to be voted on by the common stock on an as-converted basis. On such matters, each holder of Series A Preferred Stock is entitled to 240 votes for each share of Series A Preferred Stock held by such shareholder.

Capitalization

Class of Stock	Par Value	Authorized	Outstanding as of June 30, 2018
Preferred Stock, Series A	0.00001	2,000,000	200,000,000
Preferred Stock, Series B	0.00001	40,000,000	0
Common Stock	0.00001	5,000,000,000	360,533,444

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DESCRIPTION OF SECURITIES

______

The Common Stock

We are authorized to issue 5,000,000,000 shares of Common Stock, $0.00001 par value. The holders of Common Stock are entitled to equal dividends and distributions, with respect to the Common Stock when, as, and if declared by the Board of Directors from funds legally available for such dividends. No holder of Common Stock has any preemptive right to subscribe for any of our stock nor are any shares subject to redemption. Upon our liquidation, dissolution or winding up, and after payment of creditors and any amounts payable to senior securities, the assets will be divided pro rata on a share-for-share basis among the holders of the shares of Common Stock. All shares of Common Stock now outstanding upon completion of this Offering and conversion of any Preferred Stock, are, and will be, fully paid, validly issued and non-assessable.

Holders of our Common Stock do not have cumulative voting rights, so that the holders of more than 50% of the shares voting for the election of directors will be able to elect 100% of the directors if they choose to do so, and in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

The Company has never paid any dividends to shareholders of our Common Stock. The declaration in the future of any cash or stock dividends will depend upon our capital requirements and financial position, general economic conditions, and other pertinent factors. We presently intend not to pay any cash or stock dividends in the foreseeable future. Management intends to reinvest earnings, if any, in the development and expansion of our business. No dividend may be paid on the Common Stock until all Preferred Stock dividends are paid in full.

Preferred Stock

We are authorized to issued 5,000,000,000 shares of preferred stock of the Corporation, par value $0.00001 per share.

Series A Convertible Preferred Stock

There are Two Million (2,000,000) shares of Series A Convertible Preferred Stock designated.

The Series A Preferred is senior to the Common Stock and any other series or class of the Company's Preferred Stock.

Liquidation Rights. In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Preferred then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders, before any payment or declaration, and setting apart for payment of any amount shall be made in respect of any outstanding capital stock of the Company, an amount equal to Two Dollars and Forty Cents ($2.40) per share, plus the Redemption provision (as defined below). Then all of the assets of the Company available to be distributed shall be distributed ratably to the holders of the Series A Preferred and then to the holders of other outstanding shares of capital stock of the Company. If upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the assets to be distributed to the holders of the Series A Preferred shall be insufficient to permit the payment to the holders thereof the full preferential amount as provided herein, then such available assets shall be distributed ratably to the holders of the Series A Preferred.

None of the following events shall be treated as or deemed to be a liquidation hereunder: (1) A merger, consolidation or reorganization of the Company; (2) A sale or other transfer of all or substantially all of the Company's assets; (3) A sale of 50% or more of the Company's capital stock then issued and outstanding; (4) A purchase or redemption by the Company of stock of any class; or (5) Payment of a dividend or distribution from funds legally available therefor.

Voting Rights. On all matters to be voted on by the holders of Common Stock, the Holders of the Series A Preferred shall be entitled to Two Hundred and Forty (240) votes for each share of Series A Preferred held of record. On all such matters, the holders of Common Stock and the Holders of Series A Preferred shall vote together as a single class. If the Company effects a stock split which either increases or decreases the number of shares of Common Stock outstanding and entitled to vote, the voting rights of the Series A Preferred shall not be subject to adjustment unless specifically authorized Conversion. The Series A Preferred shall have the following conversion rights (the "Conversion Rights"):

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Holder's Optional Right to Convert. Each share of Series A Preferred shall be convertible, at the option of the holder(s), on the Conversion Basis (as set forth below) in effect at the time of conversion. Such right to convert shall commence as of the Issue Date and shall continue thereafter for a period of years, such period ending on the fifth anniversary' of the Issue Date. In the event that the holder(s) of the Series A Preferred elect to convert such shares into Common Stock, the holder(s) shall have sixty (60) days from the date of such notice in which they tender their shares of Series A Preferred to the Company.

Conversion Basis. Each share of Series A Preferred shall be convertible into two hundred and forty (240) shares of the Company's Common Stock.

Mechanics of Conversion. Before any bolder of Series A Preferred shall be entitled to convert the same into shares of Common Stock, such holder shall (i) give written notice to the Company, at the office of the Company or of its transfer agent for the Common Stock or the Preferred Stock, that he elects to convert the same and shall state therein the number of shares of Series A Preferred being converted; and (ii) surrender the certificate or certificates therefor, duly endorsed. Thereupon the Company shall promptly issue and deliver to such holder of Series A Preferred a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled. The conversion shall be deemed to have been made and the resulting shares of Common Stock shall be deemed to have been issued immediately prior to the close of business on the date of such notice and tender of the shares of Series A Preferred.

Adjustments to the Conversion Basis. (1) Stock Splits and Combinations. Subject to the Protective Provisions (as defined below), if at any time after the Company first issues the Series A Preferred and while any of the shares of Series A Preferred remain outstanding, if the Company shall effect a subdivision or combination of the Common Stock, the Conversion Basis then in effect immediately before that subdivision or combination shall be proportionately adjusted. Any adjustment shall become effective at the close of business on the date the subdivision or combination becomes effective. (2) Reclassification. Exchange or Substitution. At any time after the Company first issues the Series A Preferred and while any of the shares of Series A Preferred remain outstanding, if the Common Stock issuable upon the conversion of the Series A Preferred shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets), then and in each such event the holder of each share of Series A Preferred shall have the right thereafter to convert such shares into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series A Preferred might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustments as provided herein. (3) Reorganization. Mergers. Consolidations or Sales of Assets. At any time after the Company first issues the Series A Preferred and while any of such shares remain outstanding, if there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, reclassification, or exchange of shares), or a merger or consolidation of the Company with or into another Company, or the sale of all or substantially all of the Company's assets to any other person, then as a part of such reorganization, merger, consolidation, or sale, provision +shall be made so that the holders of the Series A Preferred thereafter shall be entitled to receive upon conversion of the Series A Preferred, the number of shares of stock or other securities or property of the Company, or of the successor Company resulting from such merger or consolidation or sale, to which a bolder of Series A Preferred deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation, or sale.

Notices of Record Date. In the event of any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company, or any transfer of all or substantially all of the assets of the Company to any other Company, entity, or person, or any voluntary or involuntary dissolution, liquidating, or winding up of the Company, the Company shall mail to each holder of Series A Preferred at least 30 days prior to the record date specified therein, a notice specifying the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and the time, if any is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation, or winding up.

Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to the product of such fraction multiplied by the fair market value of one share of the Company's Common Stock on the date of conversion, as determined in good faith by the Company's directors.

Reservation of Stock Issuable Upon Conversion. At such time as the Company increases its authorized capital resulting in a sufficient number of shares of Common Stock becoming available for the conversion of the Series A Preferred the Company shall reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred, a number of its shares of Common Stock as shall from time to time be sufficient to effectuate the conversion of all outstanding shares of Series A Preferred.

45

Protective Provisions.

Notwithstanding anything contained herein to the contrary, so long any of the Series A Preferred shall be outstanding, the Company shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least two-thirds of the total number of shares of Series A Preferred outstanding: (a) Alter or change the rights, preferences or privileges of the Series A Preferred by way of reverse stock lit, reclassification, merger consolidation or otherwise, so as to adversely affect in any manner the voting rights including number of votes presently allowed or the conversion basis by which the shares of Series A Preferred are presently converted into shares of Common Stock; (b) Increase the authorized number of Series A Preferred; (c) Create any new class of shares having preferences over or being on a parity with the Series A Preferred as to dividends or assets, unless the purpose of creation of such class is, and the proceeds to be derived from the sale and issuance thereof are to be used for, the retirement of all Series A Preferred then outstanding; (d) Repurchase any of the Company's Common Stock (e) Merge or consolidate with any other Company, except into or with a wholly-owned subsidiary of the Company with the requisite shareholder approval; (f) Sell, convey or otherwise dispose of, or create or incur any mortgage, lien, charge or encumbrance on or security interest in or pledge of, or sell and leaseback, all or substantially all of the property or business of the Company; or (g) Incur, assume or guarantee any indebtedness (other than such as may be represented by the obligation to pay rent under leases) maturing more than 18 months after the date on which it is incurred, assumed or guaranteed by the Company, except purchase money obligations, obligations assumed as part of the price of property purchased, or the extension, renewal or refunding of any thereof.

Redemption. Subject to the applicable provisions of Delaware law, the Company, at the option of its directors, may at any time or from time to time redeem the whole or any part of the outstanding Series A Preferred. Upon redemption the Company shall pay for each share redeemed the amount of Two Dollars and Forty Cents ($2.40) per share, payable in cash, plus a premium to compensate the original purchaser(s) for the investment risk and cost of capital equal to the greater of (a) Two Dollars and Forty Cents ($2.40) per share, or (b) an amount per shares equal to fifty percent (50%)of the market capitalization of the Company on the date of notice of such redemption divided by 2,000,000 (the "Redemption Premium"), the redemption amount and the Redemption Premium hereinafter being referred to as the "Redemption Price." Such redemption shall be on an all-or-nothing basis.

At least thirty (30) days previous notice by mail, postage prepaid, shall be given to the holders of record of the Series A Preferred to be redeemed, such notice to be addressed to each such shareholder at the address of such holder appearing on the books of the Company or given to such holder to the Company for the purpose of notice, or if no such address appears or is given, at the place where the principal office of the Company is located. Such notice shall state the date fixed for redemption and the redemption price, and shall call upon the holder to surrender to the Company on said date at the place designated in the notice such holder's certificate or certificates representing the shares to be redeemed. On or after the date fixed for redemption and stated in such notice, each holder of Series A Preferred called for redemption shall surrender the certificate evidencing such shares to the Company at the place designated in such notice and shall thereupon be entitled to receive payment of the redemption price. If less than all the shares represented by any such surrendered certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. If such notice of redemption shall have been duly given, and if on the date fixed for redemption funds necessary for the redemption shall be available therefore, notwithstanding that the certificates evidencing any Series A Preferred called for redemption shall not have been surrendered, the dividends, if any, with respect to the shares so called for redemption shall forthwith after such date cease and desist and determine, except only the right of the holders to receive the redemption price without interest upon surrender of their certificates therefore.

If, on or prior to any date fixed for redemption or Series A Preferred, the Company deposits, with any bank or trust company as trust fund, the number of shares of Common Stock of a sum sufficient to redeem, on the date fixed for redemption thereof, the shares called for redemption, with irrevocable instructions and authority to the bank or trust company to give the notice of redemption thereof (or to complete the giving of such notice if theretofore commenced and to pay, or deliver, on or after the date fixed for redemption or prior thereto, the redemption price of the shares to their respective holders upon the surrender of their share certificates, then from and after the date of the deposit (although prior to the date fixed for redemption), the shares so called shall be redeemed and any dividends on those shares shall cease to accrue after the date fixed for redemption. The deposit shall constitute full payment of the shares to their holders and from and after the date of the deposit the shares shall no longer be outstanding and the holders thereof shall cease to be shareholders with respect to such shares, and shall have no rights with respect thereto except the right to receive from the bank or trust company payment of the redemption price of the shares without interest, upon the surrender of their certificates therefore. Any interest accrued on any funds so deposited shall be the property of, ari4 paid to, the Company. If the holders of Series A Preferred so called for redemption shall. not, at the end of six years from the date fixed for redemption thereof, have claimed any funds so deposited, such bank or trust company shall thereupon pay over to the Company such unclaimed funds, and such bank or trust company shall thereafter be relieved of all responsibility in respect thereof to such holders and such holders shall look only to the Company for payment of the redemption price.

46

Reissuance. No share or shares of Series A Preferred acquired by the Company by reason of conversion or otherwise shall be reissued as Series A Preferred, and all such shares thereafter shall be returned to the status of undesignated and unissued shares of Preferred Stock of the Company.

Status of Reacquired Stock. Shares of Series A Preferred which have been issued and reacquired in any manner shall, upon compliance with any applicable provisions of Delaware law, have the status of authorized and unissued shares of Preferred Stock may be redesignated and reissued in any series or class.

Series B Convertible Preferred Stock

There are 40 million shares of Series B Convertible Preferred Stock designated.

Voting. Liquidation. Dividends, and Redemption. Each outstanding share of Series B Convertible Preferred Stock shall have no voting rights on matters submitted to the common stockholders of the Corporation. The shares of Series B Convertible Preferred Stock shall (i) not have a Liquidation preference; (ii) not accrue, earn, or participate in any dividends; and (iii) not be subject to redemption by the Corporation.

Conversion. Twelve months following the original issuance date, but not before, each outstanding share of Series B Convertible Preferred Stock may be converted, at the option of the owner, into five (5) shares of the Corporation's common stock.

47

DIVIDEND POLICY

______

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our Board of Directors considers relevant.

SECURITIES OFFERED

______

Current Offering

B2Digital, Incorporated (“B2Digital, Incorporated,” “We,” or the “Company”) is offering up to $12,000,000 total of Securities, consisting of Common Stock, $0.00001 par value (the “Common Stock” or collectively the “Securities”).

The Common Stock

We are authorized to issue 5,000,000,000 shares of Common Stock, $0.00001 par value. The holders of Common Stock are entitled to equal dividends and distributions, with respect to the Common Stock when, as, and if declared by the Board of Directors from funds legally available for such dividends. No holder of Common Stock has any preemptive right to subscribe for any of our stock nor are any shares subject to redemption. Upon our liquidation, dissolution or winding up, and after payment of creditors and senior securities, the assets will be divided pro rata on a share-for-share basis among the holders of the shares of Common Stock. All shares of Common Stock now outstanding upon completion of this Offering are, and will be, fully paid, validly issued and non-assessable.

Holders of our Common Stock do not have cumulative voting rights, so that the holders of more than 50% of the shares voting for the election of directors will be able to elect 100% of the directors if they choose to do so. In that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Transfer Agent

Our transfer agent is Manhattan Transfer Registrar Co., 531 Cardens Court, Erie, CO 80516., 631-928-7655, www.mtrco.com. The transfer agent is registered under the Exchange Act and operates under the regulatory authority of the SEC and FINRA.

SHARES ELIGIBLE FOR FUTURE SALE

_____

Prior to this Offering, there has been a limited market for our Common Stock. Future sales of substantial amounts of our Common Stock, or securities or instruments convertible into our Common Stock, in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Stock prevailing from time to time. Furthermore, because there will be limits on the number of shares available for resale shortly after this Offering due to contractual and legal restrictions described below, there may be resales of substantial amounts of our Common Stock in the public market after those restrictions lapse. This could adversely affect the market price of our Common Stock prevailing at that time.

48

LEGAL MATTERS

_____

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon by John E. Lux, Esq. of Washington, D.C.

EXPERTS

______

The consolidated financial statements of the Company appearing elsewhere in this Offering Circular have been prepared by management and have not been reviewed by an independent accountant.

WHERE YOU CAN FIND MORE INFORMATION

______

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of common stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this Offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the SEC's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

49

B2Digital, Inc.

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

F-1

B2 DIGITAL INCORPORATED

BALANCE SHEET

June 30, 2018

Assets
Current assets
Cash	$16,991
Undeposited funds	7,298
Inventory	1,585
Total current assets	25,874

Fixed assets
Cages	45,775
Trucks and trailers	9,500
Electronics	4,115
Event assets	9,867
Less: accumulated depreciation	(5,755)
Total fixed assets	63,502

Intangible assets
Loan fees	1,200
Less: accumulated amortization	(267)
Total intangible assets	933

Other assets
Deferred compensation	1,600
Goodwill	193,045
Total other assets	194,645

Total assets	$284,954

Liabilities and Stockholders' Equity Current liabilities Accounts payable	$107,063
Accrued liabilities	117
Notes payable - current	50,000
Notes payable to related parties	33,268
Total current liabilities	190,448

Notes payable - long-term	52,450

Total liabilities	242,898

Stockholders' equity
Common stock, $0.00001 par value; 5,000,000,000 shares authorized; 331,553,444 shares issued and outstanding	3,316
Preferred stock, 50,000,000 shares authorized; 40,000,000 shares of Series; 2,000,000 shares of Series A, convertible into 240 shares of common stock; 8,000,000 shares are undesignated	20
Additional paid in capital	2,419,053
Accumulated deficit	(2,380,333)
Total stockholders' equity	42,056

Total liabilities and stockholders' equity	$284,954

F-2

B2 DIGITAL INCORPORATED

STATEMENT OF OPERATIONS

Three Months Ended June 30, 2018

Sales	$93,603	100.0%

Cost of goods sold	3,464

Gross profit	90,139	96.3%

Live event expenses	78,564

Income from live events	11,575	12.4%

General and administrative corporate expense	42,232

EBITDA	(30,657)	-32.8%

Interest expense	1,357

EBITDA	(32,014)	-34.2%

Depreciation expense	2,299
Amortization expense	200

Net Loss	$(34,513)	-36.9%

F-3

B2 DIGITAL INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Three Months Ended June 30, 2018

	Common Stock	Preferred Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance March 31, 2018	$2,631	$20	$2,381,068	$(2,345,820)	$37,899
Issuance of common stock	685	–	37,985	–	38,670
Net loss	–	–	–	(34,513)	(34,513)
Balance June 30, 2018	$3,316	$20	$2,419,053	$(2,380,333)	$42,056

F-4

B2 DIGITAL INCORPORATED

STATEMENT OF CASH FLOWS

Three Months Ended June 30, 2018

Cash flows from operating activities
Net loss	$(34,513)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	2,499
Accounts payable	14,968
Accrued liabilities	117
Inventory	154
Net cash used by operating activities	(16,775)

Cash flows from investing activities
Purchases of fixed assets	(1,045)
Net cash used by investing activities	(1,045)

Cash flows from financing activities
Proceeds from notes payable	(13,029)
Issuance of common stock	38,670
Net cash provided by financing activities	25,641

Increase in cash	7,821

Cash at beginning of period	16,468
Cash (and equivalents) at end of period	$24,289

Supplemental cash flow information
Cash paid for interest	$750
Cash paid for income taxes	$0

F-5

B2 DIGITAL INCORPORATED

NOTES TO FINANCIAL STATEMENTS

Three Months Ended June 30, 2018

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

In February 2017, the Board of Directors of B2 Digital Incorporated ("B2 Digital" or the "Company") approved a complete restructuring, new management team and strategic direction for the company. Capitalizing on its history in television, video and technology, the Company is now forging ahead and becoming a full service live event sports company.

The Chairman and CEO of the Company is now Greg P. Bell. Mr. Bell has over 30 years of global experience developing more than 20 companies in the sports, television, entertainment, digital distribution and banking transaction industries. Capitalizing on the combination of his expertise, relationships and experience as well as his involvement with more than 40,000 live events over his career for major sports leagues and entertainment venues, B2 Digital is in the process of developing and acquiring companies to become a premier vertically integrated live event sports company.

B2 Digital's first strategy is to build an integrated live event Minor League for the Mixed Martial Arts (MMA) marketplace, which is a billion dollar industry. B2 Digital will be creating and developing Minor League champions that will move on to the MMA Major Leagues from the B2 Fighting Series (B2FS). This will be accomplished by sponsoring operating live events, acquiring existing MMA promotions and then inviting those champions to the B2FS Regional and National Championship Series. B2 Digital will own all media and merchandising rights and digital distribution networks for the B2FS. This concept was developed and test marketed for 2 years by Mr. Bell's B2 Management Group, LLC.

2017 marked the kickoff of the B2FS by sponsoring and acquiring MMA regional promotion companies for the development of the B2FS. The second strategy is that the company plans to add additional sports, leagues, tournaments and special events to its live event business model. This will enable B2 Digital to capitalize on their core technologies and business models that will be key to broadening the revenue base of the company's live event core business. B2 Digital will also be developing and expanding the B2 Digital live event systems and technologies. These include systems for event management, digital ticketing sales, digital video distribution, digital marketing, Pay-Per View (PPV), fighter management, merchandise sales, brand management and financial control systems.

Historically, B2 Digital had been a provider of in-room, on-demand video entertainment and satellite services to the domestic lodging industry. In the past B2 Digital had provided the video services to over 50,000 hotel rooms in the lodging industry. PPV lost a great deal of market share due to the increased internet use by hotel guests. With this loss the B2 Digital Board of Directors agreed to dissolve Hotel Movie Network on March 11, 2010.

NOTE 2 - ACCOUNTING POLICIES

The significant accounting policies of the Company are as follows:

Basis of Accounting

The accounts are maintained and the financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

F-6

B2 DIGITAL INCORPORATED

NOTES TO FINANCIAL STATEMENTS

Three Months Ended June 30, 2018

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates and assumptions.

Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains deposits primarily in four financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Inventories

Inventories are carried at the lower of cost or market using the last-in, first-out (“LIFO”) method of accounting for domestic inventories.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on the straight-line method over the assets’ estimated service lives. Expenditures for maintenance and repairs are charged to expense in the period in which they are incurred, and betterments are capitalized. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying statement of income of the respective period. The estimated useful lives of machinery and equipment range from 4 to 10 years.

Goodwill

Goodwill represents the cost in excess of the fair value of net assets acquired in business combinations. The Company tests goodwill for impairment on an annual basis and when events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is deemed to be impaired if the carrying amount of goodwill exceeds its estimated fair value.

Revenue Recognition

Continuing revenue is recognized monthly as earned. Initial revenue is recognized when all services or conditions relating to the sale of the individual services have been substantially performed.

Income Taxes

The Company is organized as a corporation for federal income tax purposes. Through June 30, 2018 the Company has an accumulated deficit. Due to uncertainty of realization for these losses a full valuation allowance is expected. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

Recently Adopted Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements – Going Concern, requiring management to evaluate, on an annual basis, whether there are any conditions or events, considered in the aggregate, that would raise substantial doubt about the ability to continue as a going concern within one year after the date that the financial statements are issued. The guidance further defines substantial doubt and the disclosure requirements necessary once substantial doubt is identified. The guidance is effective for annual periods ending after December 15, 2016. The Company has adopted this guidance during the three months ended June 30, 2018.

F-7

B2 DIGITAL INCORPORATED

NOTES TO FINANCIAL STATEMENTS

Three Months Ended June 30, 2018

NOTE 3 - GOING CONCERN

The Company had revenue of $93,603 and operating losses of $34,513 during the three months ended June 30, 2018. During the current quarter the Company generated net income of $11,575 from operating LIVE events.

As a going concern, Management’s plan moving forward is to improve operating results through the live event sports businesses. Management believes these will operate with positive cash flows and facilitate acquisition of additional sports related businesses. Management plans to finance the growth of the company and cover operating shortfalls by securing convertible loans and selling common stock.

NOTE 4 - RELATED PARTY

Good Hunting, Inc.

Pursuant to B2 Digital Resolution dated April 27, 2015, a Promissory Note was entered into between B2 Digital and Good Hunting, Inc. in the amount of $21,000. The note bears a 7.5% interest rate and was to be paid in full before April 29, 2017. Upon written request the note may be converted to common stock under Rule 144. On April 19, 2018, the Board of Directors approved the conversion of the amount due per the Loan Agreement in exchange for 3,478,400 Restricted Common Shares. Interest on the note was accrued through the date of the conversion.

Pursuant to B2 Digital Resolution dated April 27, 2016, a Promissory Note was entered into between B2 Digital and Good Hunting, Inc. in the amount of $15,000. The note bears a 7.5% interest rate and was to be paid in full before December 31, 2017. Upon written request the note may be converted to common stock under Rule 144. The due date has been extended and interest was accrued through June 30, 2018.

At June 30, 2018, B2 Digital had total notes payable to Good Hunting, Inc. of $17,432. Accrued interest on the notes totaled $2,342 as of June 30, 2018, and is included in the note payable balance.

B2 Management Group, LLC

During May, 2017 notes totaling $37,100 were entered into with B2 Management Group, LLC. The notes bear a 4% interest rate and shall be paid in full within four years. Payments of $27,362 were made in previous quarters. The remaining balance of $9,738 was paid in the quarter ended June 30, 2018.

During August and September, 2017 additional notes totaling $6,000 were entered into with B2 Management Group, LLC. The notes bear a 4% interest rate and shall be paid in full within four years. Payments of $6,000 were made in the quarter ended June 30, 2018.

At various times during the three months ended December 31, 2017, additional notes totaling $20,045 were entered into with B2 Management Group, LLC. The notes bear a 4% interest rate and shall be paid in full within four years. Payments of $14,662 were made in the quarter ended June 30, 2018.

During January and February, 2018 additional notes totaling $8,640 were entered into with B2 Management Group, LLC. The notes bear a 4% interest rate and shall be paid in full within four years.

During May, 2018 additional notes totaling $100 were entered into with B2 Management Group, LLC. The notes bear a 4% interest rate and shall be paid in full within four years.

At June 30, 2018, B2 Digital had total notes payable to B2 Management Group, LLC of $15,836. Accrued interest on the notes totaled $1,102 as of June 30, 2018, and is included in the note payable balance.

F-8

B2 DIGITAL INCORPORATED

NOTES TO FINANCIAL STATEMENTS

Three Months Ended June 30, 2018

B2 Management Group, LLC has as its sole member, Greg P. Bell. Mr. Bell is Chief Executive Officer and Chairman of B2 Digital.

NOTE 5 - NOTES PAYABLE

The following is a summary of notes payable as of June 30, 2018:

	Current	Long term	Total
WLES LP LLC $60,000, 5% loan due in 18 monthly Installments through June, 2019.	$50,000	$10,000	$60,000
Emry Capital $4,000, 4% loan with principal due April, 2020.	0	4,000	4,000
Go Value Networks $7,000, 3% balloon loan due June, 2021.	0	7,000	7,000
ADS Global Limited $31,450, 3% balloon loan due June, 2021.	0	31,450	31,450
Total notes payable	$50,000	$52,450	$102,450

NOTE 6 - EQUITY

B2 Digital has 5,000,000,000 shares of common stock authorized and 331,553,444 shares issued and outstanding. The common stock has a par value of $0.00001.

On April 19, 2018, the Board of Directors approved the conversion of the amount due Good Hunting Communications, Inc. per the Loan Agreement executed on August 24, 2015 between the parties for payment in full of the Loan Agreement between the parties to be converted to 3,478,400 Common Restricted Shares.

On April 25, 2018, the Board of Directors approved by Unanimous Consent to Issue 5,000,000 Common Restricted Shares to Higdon MMA Consulting for the Expansion into Ohio and receiving a Promoters license from the Ohio State Athletic Commission.

On April 25, 2018, the Board of Directors approved the issue of 30,000,000 Restricted Common Shares to B2 Management Group LLC for the “Incentive Award Shares” for the Expansion into Ohio and receiving a Promoters license from the Ohio State Athletic Commission.

On April 25, 2018, the Board of Directors approved by Unanimous Consent to Issue 30,000,000 Common Restricted Shares to Emry Capital.

In addition there are 50,000,000 shares authorized as preferred stock, of which 40,000,000 are designated as Series B and 2,000,000 are designated as Series A. 8,000,000 shares have yet to be designated. All 2,000,000 shares of Series A preferred are issued and outstanding. Each share of Series A preferred is convertible into 240 shares of common stock.

NOTE 7 - CONTINGENCIES

On February 6, 2017 an agreement was reached with Manhattan Transfer to satisfy outstanding invoices. All past accounts were scheduled to be paid in full on September 15, 2017. As of June 30, 2018 the agreement has expired but B2 Digital continues to make payments on the account. The current balance is included in accounts payable.

F-9

B2 DIGITAL INCORPORATED

NOTES TO FINANCIAL STATEMENTS

Three Months Ended June 30, 2018

NOTE 8 - SUBSEQUENT EVENTS

In preparing the accompanying financial statements, management has evaluated all subsequent events and transactions for disclosure through August 15, 2018, the date the financial statements were available for issuance and no other items, in management’s opinion, have occurred through that date.

On June 18, 2018, the Board of Directors approved by Unanimous Consent to Issue 3,000,000 Common Restricted Shares to W.J. Host for his advisory services provided to the Chairman & CEO. The shares have not been issued as of June 30, 2018 and are to be issued in August 2018.

On June 18, 2018, the Board of Directors approved by Unanimous Consent to Issue 3,000,000 Restricted Common Shares to Riverbend Productions LLC as an Independent Contractors to complete services. The shares have not been issued as of June 30, 2018 and are to be issued in August 2018.

On June 30, 2018 the Issuer entered into a Convertible Loan Agreement with Go Value Networks, Inc. for $7,000. The note is convertible to 10 Million shares of Restricted Common Stock at the written request of Go Value Networks, Inc. The Board of Directors approved by Unanimous Consent the Convertible Loan and Agreement.

On June 30, 2018 the Issuer entered into a Convertible Loan Agreement with W and L LLC for $31,450. The note is convertible to 10 Million shares of Restricted Common Stock at the written request of W and L LLC. The Board of Directors approved by Unanimous Consent the Convertible Loan and Agreement.

F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of B2Digital, Incorporated

Opinion on the Financial Statements

We have audited the accompanying balance sheet of B2Digital, Incorporated (the “Company”) as of March 31, 2018, and the related statements of operations, changes in stockholders’ equity, and cash flows for the year ended March 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2017.

/s/ M. Vail & Associates, P.C.

Richardson, Texas

July 6, 2018

F-11

B2 DIGITAL INCORPORATED

BALANCE SHEET
March 31, 2018

Assets
Current assets
Cash	$6,428
Undeposited funds	10,040
Inventory	1,740
Total current assets	18,208

Fixed assets
Cages	45,000
Trucks and trailers	9,500
Electronics	4,115
Event assets	9,597
Less: accumulated depreciation	(3,456)
Total fixed assets	64,756

Intangible assets
Loan fees	1,200
Less: accumulated amortization	(67)
Total intangible assets	1,133

Other assets
Deferred compensation	1,600
Goodwill	193,044
Total other assets	194,644

Total assets	$278,741

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$92,095
Notes payable - current	40,000
Notes payable to related parties	88,747
Total current liabilities	220,842

Notes payable - long-term	20,000

Total liabilities	240,842

Stockholders' equity
Common stock, $0.00001 par value; 5,000,000,000 shares authorized; 263,075,044 shares issued and outstanding	2,631
Preferred stock, 50,000,000 shares authorized; 40,000,000 shares of Series B; 2,000,000 shares of Series A, convertible into 240 shares of common stock;8,000,000 shares are undesignated	20
Additional paid in capital	2,381,068
Accumulated deficit	(2,345,820)
Total stockholders' equity	37,899

Total liabilities and stockholders' equity	$278,741

See accompanying notes to financial statements

F-12

B2 DIGITAL INCORPORATED
STATEMENT OF OPERATIONS
Year Ended March 31, 2018

Sales	$171,092

Cost of goods sold	6,377

Gross profit	164,715

Live event expenses	158,887

Income from live events	5,828

General and administrative corporate expense
Amortization	67
Bank fees	1,179
Legal fees	64,788
Marketing	12,256
Officer compensation	28,000
Outside services	5,275
Press releases	2,691
Professional fees	50,074
Public relations	2,248
Rent	600
Sponsorships	10,300
Total general and administrative corporate expense	177,478

Loss from continuing operations	(171,650)

Other expense
Loss on sale of investments	600
Interest expense	4,495
Total other expense	5,095

Net loss	$(176,745)

F-13

B2 DIGITAL INCORPORATED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year Ended March 31, 2018

	Common Stock	Preferred Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance March 31, 2017	$42,199	$20	$2,072,125	$(2,169,075)	$(54,731)
Reverse stock split	(44,747)	–	44,747	–	–
Issuance of common stock	5,179	–	264,196	–	269,375
Net loss	–	–	–	(176,745)	(176,745)
Balance March 31, 2018	$2,631	$20	$2,381,068	$(2,345,820)	$37,899

See accompanying notes to financial statements

F-14

B2 DIGITAL INCORPORATED
STATEMENT OF CASH FLOWS
Year Ended March 31, 2018

Cash flows from operating activities
Net loss	$(176,745)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	3,523
Accounts payable	76,844
Deferred compensation	(1,600)
Loss on sale of investments	600
Inventory	(1,740)
Accrued other expenses	4,245
Net cash used by operating activities	(94,873)

Cash flows from investing activities
Purchase of goodwill	(193,045)
Purchases of fixed assets	(68,212)
Net cash used by investing activities	(261,257)

Cash flows from financing activities
Payments for debt issue costs	(1,200)
Proceeds from notes payable	104,423
Issuance of common stock	269,375
Net cash provided by financing activities	372,598

Increase in cash	16,468

Cash at beginning of period	–
Cash (and equivalents) at end of period	$16,468

Supplemental cash flow information
Cash paid for interest	$4,495
Cash paid for income taxes	$–

See accompanying notes to financial statements

F-15

B2 DIGITAL INCORPORATED

NOTES TO FINANCIAL STATEMENTS
Year Ended March 31, 2018

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

In February 2017, the Board of Directors of B2 Digital Incorporated ("B2 Digital" or the "Company") approved a complete restructuring, new management team and strategic direction for the company. Capitalizing on its history in television, video and technology, the Company is now forging ahead and becoming a full service live event sports company.

The Chairman and CEO of the Company is now Greg P. Bell. Mr. Bell has over 30 years of global experience developing more than 20 companies in the sports, television, entertainment, digital distribution and banking transaction industries. Capitalizing on the combination of his expertise, relationships and experience as well as his involvement with more than 40,000 live events over his career for major sports leagues and entertainment venues, B2 Digital is in the process of developing and acquiring companies to become a premier vertically integrated live event sports company.

B2 Digital's first strategy is to build an integrated live event Minor League for the Mixed Martial Arts (MMA) marketplace, which is a billion dollar industry. B2 Digital will be creating and developing Minor League champions that will move on to the MMA Major Leagues from the B2 Fighting Series (B2FS). This will be accomplished by sponsoring operating live events, acquiring existing MMA promotions and then inviting those champions to the B2FS Regional and National Championship Series. B2 Digital will own all media and merchandising rights and digital distribution networks for the B2FS. This concept was developed and test marketed for 2 years by Mr. Bell's B2 Management, LLC.

2017 marked the kickoff of the B2FS by sponsoring and acquiring MMA regional promotion companies for the development of the B2FS. The second strategy is that the company plans to add additional sports, leagues, tournaments and special events to its live event business model. This will enable B2 Digital to capitalize on their core technologies and business models that will be key to broadening the revenue base of the company's live event core business. B2 Digital will also be developing and expanding the B2 Digital live event systems and technologies. These include systems for event management, digital ticketing sales, digital video distribution, digital marketing, Pay-Per View (PPV), fighter management, merchandise sales, brand management and financial control systems.

Historically, B2 Digital had been a provider of in-room, on-demand video entertainment and satellite services to the domestic lodging industry. In the past B2 Digital had provided the video services to over 50,000 hotel rooms in the lodging industry. PPV lost a great deal of market share due to the increased internet use by hotel guests. With this loss the B2 Digital Board of Directors agreed to dissolve Hotel Movie Network on March 11, 2010.

NOTE 2 - ACCOUNTING POLICIES

The significant accounting policies of the Company are as follows:

Basis of Accounting

The accounts are maintained and the financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates and assumptions.

F-16

Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains deposits primarily in four financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Inventories

Inventories are carried at the lower of cost or market using the last-in, first-out (“LIFO”) method of accounting for domestic inventories.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on the straight-line method over the assets’ estimated service lives. Expenditures for maintenance and repairs are charged to expense in the period in which they are incurred, and betterments are capitalized. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying statement of income of the respective period. The estimated useful lives of machinery and equipment range from 4 to 10 years. Goodwill

Goodwill represents the cost in excess of the fair value of net assets acquired in business combinations. The Company tests goodwill for impairment on an annual basis and when events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is deemed to be impaired if the carrying amount of goodwill exceeds its estimated fair value.

Revenue Recognition

Continuing revenue is recognized monthly as earned. Initial revenue is recognized when all services or conditions relating to the sale of the individual services have been substantially performed.

Income Taxes

The Company is organized as a corporation for federal income tax purposes. Through March 31, 2018 the Company has an accumulated deficit. Due to uncertainty of realization for these losses a full valuation allowance is expected. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

Recently Adopted Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-15, Presentation of Financial Statements – Going Concern, requiring management to evaluate, on an annual basis, whether there are any conditions or events, considered in the aggregate, that would raise substantial doubt about the ability to continue as a going concern within one year after the date that the financial statements are issued. The guidance further defines substantial doubt and the disclosure requirements necessary once substantial doubt is identified. The guidance is effective for annual periods ending after December 15, 2016. The Company has adopted this guidance during the year ended March 31, 2018.

NOTE 3 - BUSINESS ACQUISITIONS

On November 3, 2017, B2 Digital completed its previously announced acquisition of 100% of the equity interest in Hard Rock Promotions LLC, the owner of Hard Rock MMA in Kentucky.

The following table summarizes the consideration paid and the amount of the assets acquired at the acquisition date:

Consideration

Cash	$48,759
15,000,000 shares of common stock issued to the sellers	100,000

Total consideration	$148,759

F-17

Recognized amounts of identifiable net assets:

Cash and cash equivalents	$16,699
Property and equipment	35,550

Total identifiable net assets	52,249
Goodwill	96,510

$148,759

On November 20, 2017, B2 Digital completed its previously announced acquisition of 100% of the equity interest in Colosseum Combat LLC, the owner of Colosseum Combat MMA in Indiana.

The following table summarizes the consideration paid and the amount of the assets acquired at the acquisition date:

Consideration

Cash	$26,418
8,000,000 shares of common stock issued to the sellers	80,000

Total consideration	$106,418

Recognized amounts of identifiable net assets

Cash and cash equivalents	$273
Property and equipment	30,400

Total identifiable net assets	30,673
Goodwill	75,745

$106,418

On January 9, 2018, B2 Digital completed its previously announced acquisition of 100% of the equity interest in Blue Grass MMA LLC.

The following table summarizes the consideration paid and the amount of the assets acquired at the acquisition date:

Consideration

3,000,000 shares of common stock issued to the sellers	$21,000

Total consideration	$21,000

Recognized amounts of identifiable net assets

Cash and cash equivalents	$210

Total identifiable net assets	210
Goodwill	20,790

$21,000

F-18

NOTE 4 - GOING CONCERN

The Company had revenue of $171,092 and operating losses of $171,650 during the fiscal year ended March 31, 2018. For the last two quarters the three acquired MMA companies generated net income of $5,828 from operating LIVE events. The fiscal year loss of $171,650 was due primarily to non-recurring Company restructuring expenses of $64,788 in legal, $50,074 in accounting and filing, and $28,000 in stock issuances to management.

As a going concern, Management’s plan moving forward is to improve operating results through the live event sports businesses. Management believes these will operate with positive cash flows and facilitate acquisition of additional Sports related businesses. Management plans to finance the growth of the company and cover operating shortfalls by securing convertible loans and selling common stock.

NOTE 5 - RELATED PARTY

Good Hunting, Inc.

Pursuant to B2 Digital Resolution dated April 27, 2015, a Promissory Note was entered into between B2 Digital and Good Hunting, Inc. in the amount of $21,000. The note bears a 7.5% interest rate and was to be paid in full before April 29, 2017. Upon written request the note may be converted to common stock under Rule 144. As of March 31, 2018 the note had not been converted to stock. The due date has been extended and interest was accrued through March 31, 2018.

Pursuant to B2 Digital Resolution dated April 27, 2016, a Promissory Note was entered into between B2 Digital and Good Hunting, Inc. in the amount of $15,000. The note bears a 7.5% interest rate and was to be paid in full before December 31, 2017. Upon written request the note may be converted to common stock under Rule 144. The due date has been extended and interest was accrued through March 31, 2018.

At March 31, 2018, B2 Digital had total notes payable to Good Hunting, Inc. of $42,750. Accrued interest on the notes totaled $6,750 as of March 31, 2018, and is included in the note payable balance.

B2 Management, LLC

During May, 2017 notes totaling $37,100 were entered into with B2 Management, LLC. The notes bear a 4% interest rate and shall be paid in full within four years. Payments of $200 were made in September, 2017. An additional $26,600 in payments were made in the quarter ended March 31, 2018.

During August and September, 2017 additional notes totaling $6,000 were entered into with B2 Management, LLC. The notes bear a 4% interest rate and shall be paid in full within four years.

At various times during the three months ended December 31, 2017, additional notes totaling $20,045 were entered into with B2 Management, LLC. The notes bear a 4% interest rate and shall be paid in full within four years. Payments of $562 were made in November and December, 2017.

During January and February, 2018 additional notes totaling $8,640 were entered into with B2 Management, LLC. The notes bear a 4% interest rate and shall be paid in full within four years.

At March 31, 2018, B2 Digital had total notes payable to B2 Management, LLC of $45,998. Accrued interest on the notes totaled $963 as of March 31, 2018, and is included in the note payable balance.

B2 Management, LLC has as its sole member, Greg P. Bell. Mr. Bell is Chief Executive Officer and Chairman of B2 Digital.

F-19

NOTE 6 - NOTES PAYABLE

The following is a summary of notes payable as of March 31, 2018:

	Current	Long-term	Total

WLES LP LLC $60,000, 5% loan due in 18 monthly
Installments through June, 2019.	$40,000	$20,000	$60,000

NOTE 7 - EQUITY

B2 Digital has 5,000,000,000 shares of common stock authorized and 263,075,044 shares issued and outstanding. The common stock has a par value of $0.00001. All shares are adjusted to reflect the 100-to-1 reverse stock split on October 2, 2017.

On May 4, 2017, B2 Digital Board of Directors authorized Manhattan Transfer to send a certificate for 1,000,000 shares of B2 Digital Common Stock under Rule 144 (Restricted) to B2 Management, LLC. Payment for said shares of Ten-Thousand Dollars ($10,000) had been received on May 4, 2017 and deposited in the B2 Digital checking account. Mr. Greg P. Bell has a relationship with both B2 Digital as a member of the Board of Directors and with B2 Management LLC of ownership. The shares were initially authorized by Board of Directors Resolution dated February 8, 2017.

On May 6, 2017, B2 Digital Board of Directors authorized Manhattan Transfer to send a certificate for 2,000,000 shares of B2 Digital Common Stock under Rule 144 (Restricted) to B2 Management, LLC. Payment for said shares of Twenty-Thousand Dollars ($20,000) had been received on May 6, 2017 and deposited in the B2 Digital checking account. Mr. Greg P. Bell has a relationship with both B2 Digital as a member of the Board of Directors and with B2 Management LLC of ownership.

On October 2, 2017, B2 Digital completed its previously announced 100-to-1 reverse stock split of its Common Stock (the “Reverse Stock Split”). Pursuant to the terms of the Reverse Stock Split, each 100 issued and outstanding shares of Common Stock were converted into one (1) issued and outstanding share of Common Stock. No fractional shares were issued. Instead, each holder of any fractional interest created by the Reverse Stock Split was issued one post-Reverse Stock Split share of Common Stock in exchange for such fractional interest.

In connection with the Reverse Stock Split, no proportional adjustment to the conversion basis, voting rights or any other rights applicable to the Issuer’s Series A Convertible Preferred Stock (“Series A Preferred Stock”) were made.

On November 3, 2017, B2 Digital completed its previously announced acquisition of 100% of the equity interest in Hard Rock Promotions LLC, the owner of Hard Rock MMA in Kentucky. As part of the purchase price 15,000,000 shares of Common Stock were issued to Higdon MMA Consulting LLC, the seller of the equity interest in the acquisition.

On November 20, 2017, B2 Digital completed its previously announced acquisition of 100% of the equity interest in Colosseum Combat LLC, the owner of Colosseum Combat MMA in Indiana. As part of the purchase agreement 8,000,000 shares of Common Stock were issued to Mark Slater, the seller of the equity interest in the acquisition.

On November 24, 2017, Messrs. Metz and Georgens entered into Board Service Agreements with the Company (collectively, the “Board Service Agreements”). Pursuant to the terms of the Board Service Agreements, Mr. Metz was awarded 3,000,000 shares and Mr. Georgens was awarded 1,000,000 shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock” and each such award, a “Director Common Stock Award". Each Director Common Stock Award will vest over a two-year period from November 24, 2017, with 50% vesting on the first anniversary thereof and 50% vesting on the second anniversary thereof.

On November 24, 2017, as compensation for Mr. Bell’s services pursuant to the terms of the CEO Agreement, the Company issued B2 Management Group LLC, a limited liability company wholly owned and controlled by Mr. Bell (“B2 Management”), a total of 30,000,000 shares of Common Stock (the “CEO Stock Award”).

F-20

As further compensation for Mr. Bell’s services to the Company in connection with the Company’s acquisition activity, the Company issued B2 Management an additional 60,000,000 shares of Common Stock as compensation for the completion of the Company’s previously announced acquisitions of Hard Rock MMA (30,000,000 Shares) and Colosseum Combat LLC (30,000,000) (collectively, the “Recent Acquisitions”).

On November 24, 2017, as payment for past compensation owed to Mr. LaBarre from his employment agreement for his past services to the Company, the Company issued Mr. LaBarre 50,000,000 shares of Common Stock. As compensation for Mr. LaBarre’s continuing services to the Company as Executive Vice President, the Company will issue Mr. LaBarre 4,000,000 shares of Common Stock per year for each year in which Mr. LaBarre remains employed in such capacity and the LaBarre Agreement remains in effect (the “Annual Salary Issuance”). 50% of the Annual Salary Issuance will vest every six months. In the event of a merger or consolidation of the Company in which the Company is not the surviving entity, or a proposed dissolution or liquidation of the Company or a sale of substantially all of its assets, any unvested portion of the Annual Salary Issuance remaining in the then-current term of the LaBarre Agreement will vest immediately.

On November 24, 2017, the Board of Directors approved the addition of Joe D. Michaels as a Company Advisor to advise the Chairman & CEO on Company Business and Strategy. Mr. Michaels was issued 3,000,000 Restricted Common Shares for his services.

On November 24, 2017, the Board of Directors approved the addition of two Independent Contractors to complete services. Gary Thomas was Issued 1,000,000 Restricted Common Shares for his services. Mr. Porter was Issued 1,000,000 Restricted Common Shares for his services.

On December 17, 2017, the Board of Directors approved the addition of an Independent Contractor to complete services. John Prisco was Issued 1,000,000 Restricted Common Shares for his services.

On December 20, 2017, Gary Thomas was issued 375,000 shares for his incentive award for his work in the Company acquiring Colosseum Combat LLC.

On December 26, 2017, the Board of Directors approved the issue of 30,000,000 Restricted Common Shares to B2 Management Group LLC for the “Incentive Award Shares” for the completion of the Acquisition of Blue Grass MMA.

On January 9, 2018, B2 Digital issued 1,500,000 Restricted Common Shares to Gary Thomas and 1,500,000 Restricted Common Shares to Juan Valle for the completion of the Acquisition of Blue Grass MMA.

On December 31, 2017, B2 Digital entered into a MMA Training Facility Agreement with Amped Fitness LLC to be an Approved B2 Fighting Series Training Facility for 500,000 Restricted Common Shares and the Board of Directors approved by Unanimous Consent the MMA Training Facility Agreement and the issue of shares on March 17, 2018.

On January 28, 2018, B2 Digital entered into a Loan Agreement with WLES LP LLC for $60,000 and 6,000,000 Restricted Common Shares and the Board of Directors approved by Unanimous Consent the Loan and Agreement and the issue of shares on March 17, 2018.

On March 17, 2018, the Board of Directors approved by Unanimous Consent to Issue 500,000 Common Restricted Shares to Kellen Vancamp and 500,000 Common Restricted Shares to Cameron Vancamp as an award for each of them becoming Champions in both Hard Rock MMA and Colosseum Combat in their respective weight classes.

In addition there are 50,000,000 shares authorized as preferred stock, of which 40,000,000 are designated as Series B and 2,000,000 are designated as Series A. 8,000,000 shares have yet to be designated. All 2,000,000 shares of Series A preferred are issued and outstanding. Each share of Series A preferred is convertible into 240 shares of common stock.

NOTE 8 - CONTINGENCIES

On February 6, 2017 an agreement was reached with Manhattan Transfer to satisfy outstanding invoices. All past accounts were scheduled to be paid in full on September 15, 2017. As of March 31, 2018 the agreement has expired but B2 Digital continues to make payments on the account. The current balance is included in accounts payable.

F-21

NOTE 9 - SUBSEQUENT EVENTS

In preparing the accompanying financial statements, management has evaluated all subsequent events and transactions for disclosure through July 11, 2018, the date the financial statements were available for issuance and no other items, in management’s opinion, have occurred through that date.

On April 19, 2018, the Board of Directors approved the conversion of the amount due Good Hunting Communications, Inc. per the Loan Agreement executed on August 24, 2015 between the parties for payment in full of the Loan Agreement between the parties to be converted to 3,478,400 Common Restricted Shares.

On April 25, 2018, the Board of Directors approved by Unanimous Consent to Issue 5,000,000 Common Restricted Shares to Higdon MMA Consulting for the Expansion into Ohio and receiving a Promoters license from the Ohio State Athletic Commission.

On April 25, 2018, the Board of Directors approved the issue of 30,000,000 Restricted Common Shares to B2 Management Group LLC for the “Incentive Award Shares” for the Expansion into Ohio and receiving a Promoters license from the Ohio State Athletic Commission.

On April 25, 2018, the Board of Directors approved by Unanimous Consent to Issue 30,000,000 Common Restricted Shares to Emry Capital.

On June 18, 2018, the Board of Directors approved by Unanimous Consent to Issue 3,000,000 Common Restricted Shares to W.J. Host for his advisory services provided to the Chairman & CEO. The shares have not been issued as of June 30, 2018 and are to be issued in July 2018.

On June 18, 2018, the Board of Directors approved the addition of Riverbend Productions LLC as an Independent Contractor to complete services. The shares have not been issued as of June 30, 2018 and are to be issued in July 2018.

F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of B2Digital, Incorporated

We have audited the accompanying balance sheets of B2Digital, Incorporated (the “Company”) as of March 31, 2017, and the related statement of operations, changes in stockholders’ equity, and cash flows for the ended March 31. 2017. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2017, and the results of its operations and its cash flows for the year ended March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ M. Vail & Associates, P.C.

Richardson, Texas
September 8, 2017

F-23

B2 DIGITAL INCORPORATED
BALANCE SHEET
March 31, 2017

Assets
Other assets
RHN Stock	$600
Total other assets	600

Total assets

Liabilities and Partners’ Capital	$600
Current liabilities
Accounts payable	$15,251
Notes payable to related parties	40,080
Total current liabilities	55,331

Total liabilities	$55,331

Stockholder's equity
Common stock	$42,199
Preferred stock	20
Additional paid in capital	2,072,125
Accumulated deficit	(2,169,075)
Total stockholder's equity	$(54,731)

Total liabilities and stockholder's equity	$600

See accompanying notes to financial statements

F-24

B2 DIGITAL INCORPORATED
STATEMENT OF OPERATIONS
Year Ended March 31, 2017

Sales	$–

Cost of goods sold	–

Gross profit	–

General and administrative expenses	14,912

Loss from continuing operations	(14,912)

Other income
Fee Credit	7,065
Total other income	7,065

Other expense
Interest expense	2,617
Total other expense	2,617

Net loss	$(10,464

See accompanying notes to financial statements

F-25

B2 DIGITAL INCORPORATED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year Ended March 31, 2017

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance April 1, 2016	$42,199	$20	$2,072,125	$(2,158,611)	$(44,267)
Net loss	–		–	(10,464)	$(10,464)
Balance March 31, 2017	$42,199	$20	$2,072,125	$(2,169,075)	$(54,731)

See accompanying notes to financial statements

F-26

B2 DIGITAL INCORPORATED
STATEMENT OF CASH FLOWS
Year Ended March 31, 2017

Cash flows from operating activities
Net loss	$(10,464)
Adjustments to reconcile net loss to net cash used by operating activities:
Accounts payable	(7,153)
Accrued other expenses	2,617
Net cash used by operating activities	(15,000)

Cash flows from financing activities
Proceeds from notes payable	15,000
Net cash provided by financing activities	15,000

Increase in cash and cash equivalents

Cash and cash equivalents at beginning of year	–
Cash and cash equivalents at end of year	$–

See accompanying notes to financial statements

F-27

B2 DIGITAL INCORPORATED

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

In February 2017, the Board of Directors approved a complete restructuring, new management team and strategic direction for the company. Capitalizing on its history in television, video and technology, the company is now forging ahead and becoming a full service live event sports company.

The Chairman and CEO of the company is now Greg P. Bell. Mr. Bell has over 30 years of global experience developing more than 20 companies in the sports, television, entertainment, digital distribution and banking transaction industries. Capitalizing on the combination of his expertise, relationships and experience as well as his involvement with more than 40,000 live events over his career for major sports leagues and entertainment venues, B2 Digital is in the process of developing and acquiring companies to become a premier vertically integrated live event sports company.

B2 Digital's first strategy is to build an integrated live event Minor League for the MMA Mixed Martial Arts marketplace, which is a billion dollar industry. B2 Digital will be creating and developing Minor League champions that will move on to the MMA Major Leagues from the B2 Fighting Series. This will be accomplished by sponsoring operating live events, acquiring existing MMA promotions and then inviting those champions to the B2 Fighting Series Regional and National Championship Series. B2 will own all media and merchandising rights and digital distribution networks for the B2 Fighting Series. This concept was developed and test marketed for 2 years by Mr. Bell's B2 Management Group.

2017 marked the kickoff of the B2FS Fighting Series by sponsoring and holding B2FS live events. The second strategy is that the company plans to add additional sports, leagues, tournaments and special events to its live event business model. This will enable B2 Digital to capitalize on their core technologies and business models that will be key to broadening the revenue base of the company's live event core business. B2 Digital will also be developing and expanding the B2 live event systems and technologies. These include systems for event management, digital ticketing sales, digital video distribution, digital marketing, PPV (Pay-Per View), fighter management, merchandise sales, brand management and financial control systems.

Historically, B2 Digital, Inc. had been a provider of in-room, on-demand video entertainment and satellite services to the domestic lodging industry. In the past B2 Digital, Inc. had provided the video services to over 50,000 hotel rooms in the lodging industry. Pay-Per View lost a great deal of market share due to the increased internet use by hotel guests. With this loss the B2 Digital, Inc. Board of Directors agreed to dissolve Hotel Movie Network on March 11, 2010.

NOTE 2 - GOING CONCERN

The accompanying audited financial statements have been prepared assuming that the Company will continue as a going concern. The company has historically relied upon loans from Good Hunting, Inc. as a source of working capital. With the change in strategic direction B2 Management is in the position to fund operations for approximately 9 to 12 months. Any additional capital needs will come in the form of convertible debt.

NOTE 3 - ACCOUNTING POLICIES

The significant accounting policies of the Company are as follows:

Basis of Accounting

The accounts are maintained and the financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates and assumptions.

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Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Balances that are still outstanding after management has used reasonable collection efforts are written off as specifically identified by management.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Revenue Recognition.

Continuing revenue is recognized monthly as earned. Initial revenue is recognized when all services or conditions relating to the sale of the individual services have been substantially performed.

NOTE 4 - DISCONTINUED OPERATIONS

In early 2017, B2 Digital, Inc. announced a major change to the strategic direction for the company. B2 Digital, Inc. had abandoned their previous venture as a provider of on-demand video entertainment with the dissolution of Hotel Movie Network in 2010. Many assets and liabilities remained on the financial statements related to these legacy activities and should have been recorded as discontinued operations at its expected fair value at that time. See Note 5 for the restatement of prior period financial information.

NOTE 5 - RESTATEMENT

The financial statements are being restated for the period ended March 31, 2016, to correctly reflect the impact of discontinued operations as discussed in Note 3. The restatement had no effect on net income for the period ended March 31, 2016. The following summarizes the effect of the restatement:

	Previously Reported	Adjustment	Restated
Inventory	285,869	(285,869)	-
Media 1 Stock	14,500	(14,500)	-
Property, plant and equipment	(25,660)	25,660	-
Accounts payable	28,708	(6,304)	22,404
Accrued liabilities	16,463	(16,463)	-
Notes payable	107,376	(107,376)	-
Common stock	25,000	17,199	42,199
Preferred stock	-	20	20
Initial acquisitions	103,246	(103,246)	-
Inventory allowance	(221)	221	-
Mining property interests	(35,655)	35,655	-
Paid in capital	1,986,099	86,026	2,072,125
Retained earnings	(1,976,708)	(181,903)	(2,158,611)
Interest expense	-	1,463	1,463
General and administrative expense	-	4,538	4,538

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NOTE 6 - RELATED PARTY

Pursuant to B2 Digital, Inc. Resolution dated April 27, 2015, a Promissory Note was entered into between B2 Digital, Inc. and Good Hunting, Inc. in the amount of $21,000. The note bears a 7.5% interest rate and shall be paid in full before April 29, 2017. Upon written request, the note may be converted to common stock under Rule 144.

Pursuant to B2 Digital, Inc. Resolution dated April 27, 2016, a Promissory Note was entered into between B2 Digital, Inc. and Good Hunting, Inc. in the amount of $15,000. The note bears a 7.5% interest rate and shall be paid in full before December 31, 2017. Upon written request the note may be converted to common stock under Rule 144.

At March 31, 2017, and March 31, 2016, B2 Digital, Inc. had a note payable of $40,080 and $22,463, respectively. Accrued interest on the notes totaled $4,080 as of March 31, 2017, and is included in the note payable balance.

The Chairman of Good Hunting, Inc., Tamara J. Hunt, is also a beneficial shareholder (12.422% of common stock) of B2 Digital, Inc. In addition, Paul D.H. LaBarre serves on the Board of Directors for both Good Hunting, Inc. and B2 Digital, Inc.

NOTE 7 - EQUITY

B2 Digital, Inc. has 5,000,000,000 shares of common stock authorized and 4,219,867,388 shares issued and outstanding. The common stock has a par value of $0.00001.

In addition, there are 50,000,000 shares authorized as preferred stock, of which 40,000,000 are designated as Series B and 2,000,000 are designated as Series A. 8,000,000 shares have yet to be designated. All 2,000,000 shares of Series A preferred are issued and outstanding. Each share of Series A preferred is convertible into 240 shares of common stock.

NOTE 8 - CONTINGENCIES

On February 6, 2017, an agreement was reached with Manhattan Transfer to satisfy outstanding invoices. All past accounts are scheduled to be paid in full on September 15, 2017. The current balance is included in accounts payable.

NOTE 9 - SUBSEQUENT EVENTS

On May 4, 2017, B2 Digital, Inc. Board of Directors authorized Manhattan Transfer to send a certificate for 100,000,000 shares of B2 Digital Common Stock under Rule 144 (Restricted) to B2 Management, LLC. Payment for said shares of Ten-Thousand Dollars ($10,000) had been received on May 4, 2017 and deposited in the B2 Digital checking account. Mr. Greg P. Bell has a relationship with both B2 Digital, Inc. as a member of the Board of Directors and with B2 Management LLC of ownership. The shares were initially authorized by Board of Directors Resolution dated February 8, 2017.

On May 6, 2017, B2 Digital, Inc. Board of Directors authorized Manhattan Transfer to send a certificate for 200,000,000 shares of B2 Digital Common Stock under Rule 144 (Restricted) to B2 Management, LLC. Payment for said shares of Twenty-Thousand Dollars ($20,000) had been received on May 6, 2017 and deposited in the B2 Digital checking account. Mr. Greg P. Bell has a relationship with both B2 Digital, Inc. as a member of the Board of Directors and with B2 Management LLC of ownership.

On June 21, 2017, B2Digital, Inc. announced that it has notified the Financial Industry Regulatory Authority (“FINRA”) that the Company intends to affect a 100-for-1 reverse stock split, which the Company expects will become effective in July 2017.

On June 22, 2017, B2Digital, Inc. announced that it has signed an agreement to acquire 100% of the equity interest in Hard Rock Promotions LLC, the owner of Hard Rock MMA in Kentucky. The purchase price is $49,000 in cash and $100,000 of restricted common stock in B2Digital. The acquisition is expected to close following completion of the reverse stock split and other closing conditions.

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PART III—EXHIBITS

Index to Exhibits

Exhibit Number	Exhibit Description

2.1*	Amended Articles of Incorporation
2.2*	Bylaws
3.1*	Specimen Stock Certificate
4.1	Form of Subscription Agreement
6.1*	Employment Agreement of Greg P. Bell
6.2*	Indemnification Agreement of Greg P. Bell
6.3*	Employment Agreement of Paul D.H. LaBarre
6.4*	Indemnification Agreement of Andrew Georgens
6.5*	Indemnification Agreement of Paul Labarre
6.6*	Indemnification Agreement of Hugh Darryl Metz
11.1	Consent of Lux Law, P.A. (included in Exhibit 12.1)
11.2	Consent of M. Vail & Associates, P.C.
12.1	Opinion of Lux Law, P.A.

*Filed with the Company’s Form 1-A on August 21, 2018

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, Florida, on December 7, 2018.

(Exact name of issuer as specified in its charter):	B2Digital, Incorporated

By: /s/ Greg P. Bell
Greg P. Bell, Chief Executive Officer (Principal Executive Officer).

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Greg P. Bell
Greg P. Bell, Chief Executive Officer (Principal Executive Officer).

Date: December 7, 2018

By:	/s/ Greg P. Bell
Greg P. Bell, Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer).

Date: December 7, 2018

SIGNATURES OF DIRECTORS:

/s/ Greg P. Bell	December 7, 2018
Greg P. Bell, Director	Date

/s/ Paul D. H. LaBarre	December 7, 2018
Paul D. H. LaBarre, Director	Date

/s/ Andrew Georgens,	December 7, 2018
Andrew Geogens, Director	Date

/s/ Hugh Darryl Metz	December 7, 2018
Hugh Darryl Metz, Director	Date

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